THE LION ELECTRIC COMPANY
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the three and six months ended June 30, 2023

1.0Preface
The following management’s discussion and analysis (“MD&A”) provides information concerning the financial condition and results of operations of The Lion Electric Company (the “Company” or “Lion”) for the three and six months ended June 30, 2023. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2023, as well as the audited annual consolidated financial statements of the Company and the related notes for the years ended December 31, 2022 and 2021. Some of the information contained in this MD&A contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from underlying forward-looking statements as a result of various factors, including those described in section 3.0 of this MD&A entitled “Caution Regarding Forward-Looking Statements” and in section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2022 and 2021. The unaudited condensed interim consolidated financial statements and this MD&A were reviewed by Lion's Audit Committee, and were approved and authorized for issuance by Lion's Board of Directors on August 2, 2023.
2.0Basis of Presentation
The Company’s fiscal year is the twelve-month period ending December 31 of each year. This MD&A is based on the Company’s unaudited condensed interim consolidated financial statements and accompanying notes thereto for the three and six months ended June 30, 2023, which have been prepared in accordance with International Accounting Standard (“IAS”) 34—Interim Financial Reporting.
All amounts presented are in United States dollars unless otherwise indicated.
Lion has one reportable operating segment, the manufacturing and sale of electric vehicles in Canada and in the United States.
Certain figures, such as interest rates and other percentages included in this MD&A, have been rounded for ease of presentation. Percentage figures included in this MD&A have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this MD&A may vary slightly from those obtained by performing the same calculations using the figures in Lion’s unaudited condensed interim consolidated financial statements or in the associated text. Certain other amounts that appear in this MD&A may similarly not sum due to rounding.
All references to “fiscal 2023” are to the Company’s fiscal year ending December 31, 2023 and to “fiscal 2022” are to the Company’s fiscal year ended December 31, 2022.
3.0Caution Regarding Forward-Looking Statements
This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). Any statements contained in this MD&A that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.
Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. These forward-looking statements include statements regarding the Company’s order book and the Company's ability to convert it into actual sales, the expected production capacity of the Company’s manufacturing facilities, the capital expenditures expected to be incurred in connection with the Company’s U.S. manufacturing facility project and the Company’s battery plant and innovation center project in Quebec, the sourcing of lithium-ion battery cells, the Company’s U.S. manufacturing facility project and the Company’s battery plant and innovation center project in Quebec, the Company's future growth and long-term strategy, ongoing litigation proceedings with one of the Company's suppliers and its parent company, the Company’s expected product pipeline and the launch and commercial production of certain platforms and models. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely complete the construction of, and successfully and timely ramp-up manufacturing capacity at, its U.S. manufacturing facility and its Quebec battery plant and innovation center, that Lion will not suffer any supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that Lion will be able to benefit, either directly or indirectly (including through applications made by the Company and/or its clients), from governmental subsidies and incentives, and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion and in the amounts needed if and when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include the following:
•any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as a consequence of the ongoing uncertainties relating to inflation and interest rates;
•any inability to ramp-up the production of Lion's products and meet project construction and other project milestones and timelines;
•any inability to meet its customers’ business needs;
•any inability to successfully and economically manufacture and distribute its vehicles at scale;
•any unavailability, reduction, discriminatory application, delay in processing or elimination of governmental programs, subsidies or economic incentives due to policy changes, government regulation or otherwise;
•any inability to execute the Company's growth strategy;
•any adverse effects of the current military conflict between Russia and Ukraine, which continues to affect economic and global financial markets and exacerbate ongoing economic challenges;
•any unfavorable fluctuations and volatility in the availability or price of raw materials included in components used to manufacture the Company's products, including battery cells, modules and packs;
•the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials;
•the outcome of any legal proceedings that may be instituted by or against the Company from time to time, including the ongoing litigation proceedings with Romeo (as defined below) and its parent company;
•any inability to reduce total cost of ownership of electric vehicles sold by the Company over time;
•the reliance on key management and any inability to attract and/or retain key personnel;
•labor shortages (including as a result of employee departures, turnover, and demands for higher wages) which may force the Company to operate at reduced capacity, to lower its production and delivery rates or lower its growth plans, and could pose additional challenges related to employee compensation;
•any inability to meet the expectations of the Company's customers in terms of products, specifications, and services;
•any inability to maintain the Company's competitive position;
•any inability to reduce the Company's costs of supply over time;
•any inability to maintain and enhance the Company's reputation and brand;

•any significant product repair and/or replacement due to product warranty claims or product recalls;
•any failure of information technology systems or any cybersecurity and data privacy breaches or incidents;
•any event or circumstance resulting in the Company's inability to convert its order book into actual sales, including the unavailability, reduction, discriminatory application, delay in processing or elimination of government programs, subsidies and economic incentives;
•any inability to raise additional funds to meet its capital requirements and pursue its growth strategy when and in the amounts needed;
•any inability to secure adequate insurance coverage or a potential increase in insurance costs; and
•natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events such as civil unrest and acts of terrorism, the current military conflict between Russia and Ukraine or similar disruptions.

These and other risks and uncertainties related to the business of Lion are described in greater detail in section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2022 and 2021. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in this MD&A and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission (the "SEC'').
Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. This MD&A reflects information available to the Company as of August 2, 2023, the date of this MD&A. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.
4.0Non-IFRS Measures and Other Performance Metrics
This MD&A makes reference to Adjusted EBITDA, which is a non-IFRS financial measure, as well as other performance metrics, including the Company’s order book, which are defined below. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Lion compensates for these limitations by relying primarily on Lion's IFRS results and using Adjusted EBITDA and order book on a supplemental basis. Readers should not rely on any single financial measure to evaluate Lion's business.
Adjusted EBITDA
“Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted for share-based compensation, changes in fair value of share warrant obligations, foreign exchange (gain) loss and transaction and other non-recurring expenses. Adjusted EBITDA is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS. Lion believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Lion’s financial measures with those of comparable companies, which may present similar non-IFRS financial measures to investors. However, readers should be aware that when evaluating Adjusted EBITDA, Lion may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, Lion’s presentation of these measures should not be construed as an inference that

Lion’s future results will be unaffected by unusual or non-recurring items. Lion’s computation of Adjusted EBITDA may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion. Readers should review the reconciliation of net earnings (loss), the most directly comparable IFRS financial measure, to Adjusted EBITDA presented by the Company under section 13.0 of this MD&A entitled "Results of Operations - Reconciliation of Adjusted EBITDA."
Order Book

This MD&A also makes reference to the Company’s "order book" with respect to vehicles (trucks and buses) as well as charging stations. The Company’s vehicle and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients, or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book as further explained under “Pricing” in section 10.0 of this MD&A entitled “Order Book”. The vehicles included in the vehicle order book as of August 2, 2023 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2026, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025. In addition, substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations. There has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.
The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales. See section 10.0 of this MD&A entitled "Order Book" for a full description of the methodology used by the Company in connection with the order book and certain important risks and uncertainties relating to such methodology and the presentation of the order book.
5.0Company Overview
General
Lion's business focuses on the design, development, manufacturing and distribution of all-electric medium- and heavy-duty urban vehicles (“EV”). Each Lion vehicle is purpose-built for electric and entirely designed and assembled in-house, with its own chassis, truck cabin or bus body, proprietary battery technology with modular energy capacity and Lion software integration. Lion’s vehicles are assembled without relying on traditional combustion-engine vehicle retrofitting or third-party integrators. For certain specialized truck applications, Lion has also established partnerships and other relationships with third party suppliers to enable it to offer to its clients a variety of vehicle configurations, upfit equipment options and applications which range from classic boxes for box trucks to other specialized applications such as all-electric ambulances, bucket trucks, utility trucks and refuse collection trucks.
Lion has more than 13 years of focused all-electric vehicle research and development (“R&D”), manufacturing and commercialization experience. Lion’s vehicles and technology benefit from over 14 million miles driven by more than 1,400 of its purpose-built all-electric vehicles that are on the road today, in real-life operating conditions.

Lion’s medium and heavy-duty EVs are specifically designed to address the needs of the sub-250 mile (or 400 km) mid-range urban market, which is generally viewed as well suited for electrification given vehicles are typically driven over a relatively modest distance and return to base at the end of every workday.

Lion’s current line-up of purpose-built all-electric trucks can be divided into four main platforms based on gross vehicle weight rating (GVWR), namely the Lion5, Lion6, the Lion8 and the Lion8 Tractor trucks, and its current line-up of all-electric buses consists of Type A, Type C and Type D buses, all of which are offered in several range and configuration options with a view to meet customers' needs and route planning. Lion complements its product offering with various services, including sales support, full-service training, charging infrastructure assistance and maintenance support, all of which are available on-site at Lion’s Experience Centers, as well as financing, and identification and seeking of any applicable governmental grants.
The Company currently has approximately 1,450 employees across all functions, including manufacturing, R&D, sales & marketing, service, and corporate and administrative.
Lion has one vehicle manufacturing facility in Canada located in Saint-Jerome, Quebec, which is approximately 25 miles (or 40 km) north of Montreal, Quebec. Lion is also in the process of ramping up manufacturing operations at its U.S. manufacturing facility located in Joliet, Illinois (the "Joliet Facility"), which is the Company’s biggest footprint in the United States and will support the Company in addressing the increasing demand in the marketplace for “Made in America” zero-emission vehicles, and at its battery manufacturing plant and innovation center (the "Lion Campus") located at the YMX International Aerocity of Mirabel, Quebec. Except for the innovation center building forming part of the Lion Campus, all of such properties are leased by Lion and Lion does not own any real property.
See section 8.0 entitled "Operational Highlights" for more information related to Joliet Facility and the Lion Campus.
6.0Research and Development
Lion’s team of engineers and other R&D professionals conducts development activities from its three R&D centers in Mirabel, Quebec, Saint-Jerome, Quebec, and Montreal, Quebec.
Lion’s R&D is currently focused on enhancing existing vehicles and features and continuing the development of proprietary battery systems and specialized applications that can be integrated into Lion’s vehicles. Lion’s main R&D costs consist of expenditures towards assembly of prototype vehicles, the design, establishment, purchase, and implementation of equipment, as well as costs relating to its R&D professionals performing development activities.
7.0Financial Highlights
For the three months ended June 30, 2023 (Q2 2023), the Company's financial performance was the following when compared to the three months ended June 30, 2022 (Q2 2022):

•Record revenue for a quarter of $58.0 million, up $28.5 million, as compared to $29.5 million in Q2 2022.
•Achieved positive gross profit of $0.4 million as compared to a gross loss of $3.5 million in Q2 2022.
•Delivery of 199 vehicles, an increase of 94 vehicles, as compared to the 105 delivered in the same period last year. Deliveries were negatively impacted by delays in the final approval of a subsidy program which resulted in the deferral to subsequent quarters of the delivery of 50 school buses to one customer despite that such vehicles were ready for delivery and the client being ready to receive them.
•Net loss of $11.8 million in Q2 2023, as compared to net earnings of $37.5 million in Q2 2022. Net loss for Q2 2023 includes a $6.0 million gain related to non-cash decrease in the fair value of share warrant obligations and a $2.1 million charge related to non-cash share-based compensation, whereas net earnings for Q2 2022 included a $56.9 million gain related to non-cash decrease in the fair value of share warrant obligations and a $3.4 million charge related to non-cash share-based compensation.

•Adjusted EBITDA1 of negative $9.7 million, as compared to negative $14.4 million in Q2 2022, after mainly adjusting for certain non-cash items such as change in fair value of share warrant obligations and share-based compensation.
•Capital expenditures, which included expenditures related to the Joliet Facility and the Lion Campus, amounted to $19.1 million, down $25.2 million, as compared to $44.3 million in Q2 2022. See section 8.0 of this MD&A entitled "Operational Highlights" for more information related to the Joliet Facility and the Lion Campus.
•Additions to intangible assets, which mainly consist of R&D activities, amounted to $17.9 million, down $6.7 million, as compared to $24.6 million in Q2 2022.

Financing Transactions
Subsequent to the end of Q2 2023, the Company closed on July 19, 2023 concurrent financing transactions for aggregate gross proceeds to the Company of approximately $142 million, extended the maturity of its senior credit facilities by one year to August 11, 2025, and terminated its at-the-market equity program which was set to expire in July 2024 and will therefore no longer make any sales thereunder. See section 9.0 of this MD&A entitled “Recent Developments” for additional information.

8.0Operational Highlights
Joliet Facility
During the quarter ended June 30, 2023, the Company continued to manufacture LionC units for customer deliveries and continued the set-up of school bus working stations and installation of equipment. The Company is progressing on hires, in line with the plan to initially focus on school bus production. The building and tenant improvements are completed.
As of June 30, 2023, capital expenditures incurred by the Company since the beginning of the project totaled approximately $96 million, including approximately $5 million incurred during the second quarter of fiscal 2023, and approximately $11 million for the first half of fiscal 2023, mostly related to tenant improvements and the purchase of equipment. Capital expenditures incurred since the beginning of the project mostly relate to tenant improvements and bus line production equipment. As of June 30, 2023, approximately $1 million was committed for the remainder of fiscal 2023 towards the purchase and installation of production and other equipment related to ramp-up of production at the Facility. In addition, the Company's contractual lease obligations related to the facility represent approximately $72 million over a 15-year period ending in November 2036.
Management estimates that achieving full scale at the Joliet Facility, estimated at approximately 20,000 vehicles per year, will require additional capital expenditures of approximately $54 million, representing a total investment for the project of approximately $150 million. Achieving full scale at the Joliet Facility will require the Company to complete the installation of necessary production stations and equipment (including for the truck production line), improvements in production optimization and the increase of automatization at the facility, and additional hires of specialized and other employees.
In the short term, the Company expects to focus on building out the production line for Lion buses, with the goal of having the infrastructure in place to bring its production capacity to up to 2,500 buses on an annual basis by the end of fiscal 2023. The Company expects that this will require additional capital expenditures for the remainder of fiscal 2023 of approximately $9 million, in line with the previously disclosed total of $20 million for fiscal 2023, the majority of which is expected to relate to the purchase of manufacturing equipment and for the purchase of IT equipment. While the Company projects that at full scale the production capacity of the Joliet facility will be principally focused on the production of trucks,
1 Adjusted EBITDA is a non-IFRS financial measure. See section 4.0 of this MD&A entitled “Non-IFRS Measures and Other Performance Metrics,” and section 13.0 of this MD&A entitled "Results of Operations - Reconciliation of Adjusted EBITDA" for a reconciliation of net earnings (loss), the most directly comparable IFRS financial measure, to Adjusted EBITDA.

the Company does not expect to incur any material expenditures relating to the production of trucks at the Joliet facility in the short term. The Company expects to rely on the truck manufacturing capacity available at its Saint-Jerome manufacturing facility to address current customer demand.
That said, the cadence of the Company’s investments relating to the Joliet Facility and the timing of installation of truck production stations and equipment has been and will continue to be reassessed by management on a continuous basis depending upon prevailing economic conditions, the demand environment for the Company's products, the Company's order book, the Company's liquidity profile as well the covenants relating to incurrence of capital expenditures included in the Convertible Debentures (as defined below). As such, management’s expectations described above with respect to the Joliet facility, the related ramp-up of production and the estimated maximum capacity are based on a number of assumptions and may be subject to change, and there is no assurance that the Company’s plan will materialize as expected. See section 3.0 of this MD&A entitled "Caution Regarding Forward-Looking Statements".
Lion Campus
During the quarter June 30, 2023, the Company transferred and installed an additional portion of the battery production line from JR Automation’s facility in Troy, Michigan (where the Company previously produced and tested prototype battery packs) to its battery manufacturing facility in Mirabel and continued to ramp up the production of lithium ion battery packs. The transferred production line and equipment in place should allow the Company to reach its objective of bringing its production capacity to up to 1.7 GWh on an annual basis by the end of fiscal 2023. The certification process for Lion battery packs is progressing and the Company now expects final certification to occur in the coming months, once all formal testing procedures are finalized. In parallel, the Company is continuing activities to integrate Lion battery pack technology into its vehicles. The first batteries produced in Mirabel will serve to power the LionC and LionD school buses and the Lion5 truck. After the ramp up of battery production at the battery manufacturing facility, the Company will focus on progressively integrating its proprietary battery packs into its vehicles and gradually reducing reliance on third party batteries. The shell of the Innovation Center building is now completed.
As of June 30, 2023, capital expenditures incurred by the Company since the beginning of the Lion Campus project (exclusive of capitalized interest) totaled approximately $106 million, including $13 million incurred during the second quarter of fiscal 2023, and approximately $28 million for the first half of fiscal 2023, mostly related to the purchase of manufacturing equipment and property improvements. Capital expenditures incurred since the beginning of the project mostly relate to building construction, battery development, and battery production equipment. As of June 30, 2023, the Company had commitments for fiscal 2023 relating to the construction and the purchase of critical equipment for the project representing approximately $7 million. In addition, the Company's contractual lease obligations related to the battery facility represent approximately $42 million over a 20-year period ending in January 2043.
Management estimates that achieving full scale at the battery manufacturing facility, estimated at approximately 5 GWh on an annual basis, will require additional capital expenditures of approximately $33 million. In addition, the Company estimates that finalizing the Innovation Center will require approximately $39 million in additional capital expenditures. As a result, achieving full scale and finalizing all construction at the Lion Campus is expected to require additional capital expenditures of approximately $72 million, representing a total investment for the project of approximately $180 million. Achieving full scale at the Lion Campus will require the Company to complete the installation of necessary production stations and equipment, improvements in production optimization and the increase of automatization at the facility, the achievement of certain engineering milestones relating to the development of the Company's battery technology (including in connection with integration of the battery packs into Lion's vehicles), and additional hires of specialized and other employees.

In the short term, the Company expects to focus on achieving and ramping-up commercial production of battery modules and packs, with the goal of bringing its production capacity to up to 1.7 GWh on an annual basis by the end of fiscal 2023. The Company expects that this will require additional capital expenditures for fiscal 2023 of approximately $6 million, in line with the previously disclosed total of $23 million for fiscal 2023, mainly related to the purchase of manufacturing equipment, and also for battery development costs, property improvements and the purchase of IT equipment. With respect to the Innovation Center, the Company expects to incur additional capital expenditures for the remainder of fiscal 2023 of approximately $11 million in fiscal 2023, the vast majority of which is expected towards property improvements, with a portion expected towards the purchase of equipment, in line with the previously disclosed total of $22 million for fiscal 2023. While the Innovation Center is expected to form an integral part of the Company’s R&D activities in the future, in the short term, the Company will be principally focused on the production of battery modules and packs and expects to use the Innovation Center as a testing and certification center for vehicles and batteries, as a pre-delivery inspection site, and as a warehousing space in order to leverage space available, maximize cost efficiency, and manage the Company's liquidity profile.

Management expects that approximately 55% (approximately $25 million) of fiscal 2023 expenditures related to the build out of the Lion Campus will be funded from support available under existing financing agreements with the Canadian federal (the SIF Loan) and Quebec provincial government (the IQ Loan), subject to meeting the requirements for the related claim process and timing under such instruments.

That said, the cadence of the Company’s investments relating to the Lion Campus and the timing of installation of battery pack and module production lines as well as completion of the Innovation Center has been and will continue to be reassessed by management on a continuous basis depending upon prevailing economic conditions, the demand environment for the Company's products, the Company's order book, global market conditions relating to the supply of battery cells and other components used in Lion's battery modules and packs, the Company's liquidity profile as well the covenants relating to incurrence of capital expenditures included in the Convertible Debentures. As such, management’s expectations described above with respect to the Lion Campus, the related ramp-up of production and the estimated maximum capacity as well as the Innovation Center, are based on a number of assumptions and may be subject to change, and there is no assurance that the Company’s plan will materialize as expected. See section 3.0 of this MD&A entitled "Caution Regarding Forward-Looking Statements".

U.S. Environmental Protection Agency (EPA) Clean School Bus Program Update

In May 2022, the EPA announced the availability of $500 million under the first round of funding of the EPA Clean School Bus Program, which amount was subsequently increased to $945 million. On April 25, 2023, the EPA announced an additional $400 million through a second funding round under the program. Additional funds under the EPA Clean School Bus Program are expected to become available in the future, including up to an additional $600 million which is currently expected to be announced for 2023.
Lion all-electric school buses are eligible under the program. Under the second funding round, an aggregate total of $395,000 in funding is available for priority districts (other eligible districts can receive an aggregate total of $250,000) for all-electric buses and charging infrastructure. Under the first funding round, Lion all-electric school buses were eligible for up to $375,000 per bus for priority districts ($250,000 for other eligible districts). In addition, subsidies of up to $20,000 were available for charging infrastructure under the first funding round of the program.

In order to benefit from vouchers granted under the EPA Clean School Bus Program, selectees who were granted vouchers under the program must submit a payment request once a purchase order for all-electric school buses has been signed. Under the first funding round of the program in which Lion participates directly and indirectly through school districts, once the EPA has reviewed the payment request and confirmed that all required information was included, EPA issues a rebate payment to the selectee such that payments made under the EPA Clean School Bus Program are generally made before delivery of the applicable school bus. During the second quarter of fiscal 2023, the Company received initial upfront rebate payments from the EPA of approximately $27 million under the first round of funding of the program.

As the EPA will generally issue rebate payments before delivery of the applicable school buses under certain parts of the Program, any upfront rebate payment received by Lion remains subject to delivery of the applicable school buses by Lion in accordance with the terms and conditions of the program and the applicable purchase orders. See section 3.0 of this MD&A entitled “Caution Regarding Forward-Looking Statements.” Also see Section 10.0 of this MD&A entitled “Order Book” for additional information with respect to purchase orders obtained and payment requests submitted by the Company with respect to school buses subject to awards under the first round of funding of the EPA Clean School Bus Program, as well as a full description of the methodology used by the Company in connection with the order book and certain important risks and uncertainties relating to such methodology and the presentation of the order book.

Management Team Update

On June 5, 2023, Dominique Perron joined the Company as Chief Legal Officer and Corporate Secretary. Ms. Perron was previously VP, Legal Affairs & Assistant Secretary at Sagard.

Global Supply Chain

Global supply chain challenges continued to be exacerbated by labor shortages and other global economic uncertainties and events such as the current inflationary environment and the military conflict between Russia and Ukraine. Such disruptions, including port congestion, rail and weather disruptions, trucker shortages and intermittent supplier shutdowns and delays, have resulted in component shortages, extended lead times for delivery of parts and raw materials, as well as, in certain cases, additional costs and production slowdowns. Therefore, the Company has from time-to-time experienced and may experience in the future shortages of raw materials, components and labor resulting in production slowdowns. These slowdowns have impacted and may impact in the future the Company’s ability to deliver finished units to clients, which, in turn, may negatively impact profitability and result in a decrease in cash flows from operations.
9.0Recent Developments

2023 Debenture Financing

On July 19, 2023, the Company closed concurrent financing transactions for aggregate gross proceeds to the Company of approximately $142 million (the “2023 Debenture Financing”). The 2023 Debenture Financing consists of (i) the issuance by way of private placement of 13% senior unsecured convertible debentures for aggregate gross proceeds to the Company of approximately $74 million (the “Convertible Debentures”) to a group of subscribers comprised of Investissement Québec (IQ), Fonds de solidarité des travailleurs du Québec (F.T.Q.) and Fondaction, le Fonds de développement de la Confédération des syndicats nationaux pour la coopération et l'emploi, (ii) the issuance by way of private placement of 11% senior secured non-convertible debentures for aggregate gross proceeds to the Company of approximately $68 million (C$90 million) (the “Non-Convertible Debentures”) to a group of subscribers led by Mach Group and the Mirella & Lino Saputo Foundation, and (iii) the issuance by way of private placement to the holders of Non-Convertible Debentures of a number of common share purchase warrants entitling them to purchase a total of 22,500,000 common shares in the capital of the Company at an exercise price of C$2.81 per share for the period described below.

In connection with the 2023 Debenture Financing, the Company issued to holders of Non-Convertible Debentures common share purchase warrants (the “July 2023 Warrants”) entitling them to purchase, at any time after six months following the issuance thereof until the date that is five years following the issuance thereof, 22,500,000 Common Shares in the aggregate at an exercise price of C$2.81 per common share.

The Non-Convertible Debentures constitute senior secured obligations of the Company and will be secured by a hypothec on substantially all of the Company’s and certain of its subsidiaries’ movable personal property as well as on the immovable/real rights related to the Company’s innovation center facility located in Mirabel, Québec.

Please refer to the Company’s material change report dated July 31, 2023 filed with the applicable Canadian regulatory securities authorities and the SEC and which is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov for additional details regarding the 2023 Debenture Financing.

Revolving Credit Facility
Concurrent with closing of the 2023 Debenture Financing, the Company amended the Revolving Credit Agreement (as defined below) to, among other things, permit the incurrence of the 2023 Debenture Financing and extend the maturity of the Revolving Credit Agreement by one year to August 11, 2025.
Termination of ATM Program
In connection with the closing of the 2023 Debenture Financing, the Company terminated its at-the-market equity program which was set to expire in July 2024 and will therefore no longer make any sales thereunder.
See section 16.0 of this MD&A entitled “Liquidity and Capital Resources” for additional information related to the ATM Program.
Inauguration of Joliet Manufacturing Facility

On July 21, 2023, the Company officially inaugurated its vehicle manufacturing facility in Joliet, Illinois. See section 8.0 of this MD&A entitled “Operational Highlights" for more information related to the Joliet Facility.

10.0Order Book2
As of August 2, 2023, Lion’s vehicle order book stood at 2,559 all-electric medium- and heavy-duty vehicles, consisting of 304 trucks and 2,255 buses, representing a combined total order value of approximately $625 million as calculated per management's methodology further described below. Additionally, LionEnergy, Lion’s division that assists customers with selecting, purchasing, project managing and deploying charging infrastructure ahead of vehicle delivery and which generates revenues through project management and consulting services as well as the resale of charging stations from global charging infrastructure manufacturers, had an order book of 275 charging stations, representing a combined total order value of approximately $5 million, as of August 2, 2023 as calculated per management's methodology further described below.

2 See section 4.0 of this MD&A entitled “Non-IFRS Measures and Other Performance Metrics”.

Order Book Methodology

General Principle:
The Company’s vehicle and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book as further explained below under the section entitled “Pricing”.

The vehicles included in the vehicle order book as of August 2, 2023 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2026, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025. In addition, substantially all of the vehicle orders included in the order book are subject to the granting of governmental subsidies and incentives, including programs in respect of which applications relating to vehicles of Lion have not yet been fully processed to date. The processing times of governmental subsidies and incentives are also subject to important variations. As further described below under the sections entitled “Delivery Periods” and “Ongoing Evaluation; Risk Factors”, there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.

The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Delivery Periods:
The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably estimated and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product.

Purchase orders and applications relating to vehicles of Lion generally provide for a time period during which the client expects delivery of the vehicles. Such period can vary from a specific date, a number or range of months after the issuance of the order or application, or a calendar year. The vehicles included in the vehicle order book as of August 2, 2023 provided for a delivery period, subject to the satisfaction of the conditions set forth in each order (which, in substantially all cases as further discussed herein, relate to the approval of governmental subsidies and grants), ranging from a few months to the end of the year ending December 31, 2026, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025 (which corresponds to the latest date by which claims are required to be made according to the current eligibility criteria of the Federal’s Infrastructure Canada’s Zero-Emission Transit Fund (“ZETF”), unless otherwise agreed by Infrastructure Canada). Delivery periods are disclosed from time to time by the Company when available in respect of material orders. Delivery periods should not be construed as a representation or a guarantee by the Company that the actual delivery time will take place as scheduled. Given the nature of the business and the products of the Company, the implied lead time for the production and delivery of a vehicle (which may be impacted, among other things, by supply chain challenges or changes in specifications), the nature of certain customers of the Company (in many cases, fleet owners operating capital intensive operations which require financing and ongoing scheduling flexibility), and the fact that, as further described herein, substantially all of the vehicle orders included in the order book are subject to the granting of governmental subsidies and incentives, actual delivery times may be subject to important variations or delays. Please refer to the section entitled “Ongoing Evaluation; Risk Factors” below regarding the potential impact of variations or delays in deliveries.

Pricing:	When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. A small number of vehicles included in the order book have a pricing that remains subject to confirmation based on specifications and other options to be agreed upon in the future between the applicable client and the Company. For purposes of the determination of the order book and the value allocated to such orders, management has estimated the pricing based on its current price lists and certain other assumptions relating to specifications and requirements deemed reasonable in the circumstances.

Performance Metric:	The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS, and is neither disclosed in nor derived from the financial statements of the Company. The Company believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance, market penetration for its products, and the cadence of capital expenditures and tooling.

The Company’s computation of its order book is subject to the specific methodology described herein and may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book in the same fashion. Other companies also sometimes refer to or use “order backlog” or “order intake” as performance metrics, which are most likely not calculated on the same basis as the Company’s order book. In addition, as explained above, the Company’s presentation of the order book is calculated based on the orders and the applications made as of the time that the information is presented, and it is not based on the Company’s assessment of future events and should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Ongoing Evaluation; Risk Factors:
A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances (whether by reason of a delivery delay, unavailability of a subsidy or incentive or otherwise) within a certain period. Management reviews the composition of the order book every time it is reported in order to determine whether any orders should be removed from the order book. For purposes of such exercise, management identifies orders that have been or are reasonably likely to be cancelled and examines, among other things, whether conditions attaching to the order are reasonably likely to result in a cancellation of the order in future periods as well as any other available information deemed relevant, including ongoing dialogue with clients. Such exercise may result from time to time in orders that have previously been included in the order book being removed even if they have not been formally canceled by the client.

The Company cannot guarantee that its order book will be realized in full, in a timely manner, or at all, or that, even if realized, revenues generated will result in profits or cash generation as expected, and any shortfall may be significant. The Company’s conversion of its order into actual sales is dependent on various factors, including those described below and under section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2022 and 2021. For instance, a customer may voluntarily or involuntarily default on an order, may become subject to bankruptcy or insolvency or cease its business operations. In addition, substantially all of the vehicle orders included in the order book are subject to conditions relating to the granting of governmental subsidies or incentives or a specified timing for the delivery of the vehicle and, in a limited number of cases, the availability of certain specifications and options or the renewal of certain routes by governmental or school authorities. As a result, the Company’s ability to convert its order book into actual sales is highly dependent on the granting and timing of governmental subsidies and incentives, most notably subsidies and incentives under the Quebec government’s 2030 Plan for a Green Economy (the “Quebec Green Economy Plan”), Federal Infrastructure Canada's ZETF, the Government of Canada Incentives for Medium- and Heavy-Duty Zero-Emission Vehicles (iMHZEV) Program, the U.S. Environmental Protection Agency Clean School Bus Program and California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (HVIP). Approximately half of the vehicles included in the order book are contingent upon grants under the ZETF, in respect of which applications relating to vehicles of Lion have not yet been fully processed to date and December 31, 2025 is the latest date by which claims are required to be made according to the current eligibility criteria of the program, unless otherwise agreed by Infrastructure Canada. In addition, a total of 292 purchase orders were obtained in connection with the first round of funding under the EPA Clean School Bus Program, which requires, among other things, that vehicles be delivered on or prior to October 2024.

Any termination, modification, delay or suspension of any governmental subsidies and incentives, including, most importantly as of the date hereof, the ZETF, the Quebec Green Economy Plan or the EPA Clean School Bus Program could result in delayed deliveries or the cancellation of all or any portion of orders, which, in turn, could have a material and adverse effect on the Company’s business, results of operations or financial condition.

The Company’s conversion of its order book into actual sales is also dependent on its ability to economically and timely manufacture its vehicles, at scale. The Company delivered 196 vehicles during the year ended December 31, 2021 and 519 vehicles during the year ended December 31, 2022. As of August 2, 2023, the Company’s vehicle order book stood at 2,559 vehicles. The execution of the Company’s growth strategy and the conversion of its order book, which currently provides for deliveries ranging from a few months to the end of the year ending December 31, 2026, will therefore require significant ramp-up in its production. The Company’s Saint-Jerome facility currently has an estimated annual production capacity of 2,500 vehicles at full scale and the Company is in the process of ramping up its operations at the Joliet Facility and the Lion Campus (see section 8.0 of this MD&A entitled “Operational Highlights” and “Product Development and Manufacturing” under section 11.0 of this MD&A entitled “Key Factors Affecting Lion's Performance” for further details), the Company has limited experience to date in high volume manufacturing of its vehicles. In addition, as of August 2, 2023, 449 units included in the order book, consisting mainly of LionA and LionD buses and Lion8T trucks and representing a combined total order value of approximately $160 million, related to products which had been developed and were being sold, but that were not currently in commercial production. See “Products and Solutions” in section 6.2 of the Company’s Annual Information Form for the year ended December 31, 2022 entitled “Business of the Company”. Any failure by the Company to successfully develop its vehicles, source its key components, and scale its manufacturing processes within projected costs and timelines could have a material adverse effect on its business, results of operations or financial condition. As a result, the Company’s realization of its order book is subject to a number of risks and uncertainties, including the risks described in sections 3.0 of this MD&A entitled “Caution Regarding Forward-Looking Statements” and section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2022 and 2021, and there can be no assurance that the Company will be successful in converting all or a significant portion of its order book into actual sales.

11.0     Key Factors Affecting Lion’s Performance

Lion believes that its performance and future success are dependent on multiple factors that present significant opportunities, but also pose risks and challenges, including those discussed below and in section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2022 and 2021.

Regulatory Landscape and Government and Economic Incentives

Lion competes in an industry that is subject to environmental regulations across the various jurisdictions in which it sells its products. While regulations are expected to continue to become increasingly stringent over time, especially with respect to the use of diesel vehicles, various subsidies and financial incentives programs have been introduced by governmental authorities in Canada and the United States in order to promote the adoption of emissions-free vehicles. Demand for Lion’s vehicles is currently highly influenced by such federal, state, provincial and local tax credits, rebates, grants and other government programs and incentives that promote the use of battery electric vehicles. Substantially all of the vehicle orders included in Lion’s order book are subject to the granting of governmental subsidies and incentives, including programs in respect of which applications relating to vehicles of Lion have not yet been fully processed to date. The processing times of governmental subsidies and incentives are also subject to important variations. As further described under “Delivery Periods” and “Ongoing Evaluation; Risk Factors” in section 10.0 of this MD&A entitled “Order Book,” there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part. See section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2022 and 2021.

Additionally, demand for Lion’s vehicles may be influenced by laws, rules, regulations and programs that require reductions in carbon emissions, such as the various measures implemented by lawmakers and regulators in California and Quebec, among others, designed to increase the use of electric and other zero-emission vehicles, including the establishment of firm goals in certain instances for the number of these vehicles operating on state roads by specified dates and the enactment of various laws and other programs in support of these goals.

Although Lion’s vehicles qualify as zero emissions vehicles (“ZEVs”), they are subject to regulations regarding vehicle emissions. For example, in the United States, every class of heavy-duty engines or vehicles must receive Certificate of Conformity (“COCs”) from the EPA prior to being sold. These COCs must be obtained for each model year of production, and failure to obtain them prior to entering Lion’s vehicles into commerce may result in substantial fines or penalties. In addition, the EPA and California Air Resources Board (“CARB”) have annual certification greenhouse gas emissions requirements related to Lion’s vehicles. The CARB certification is required to participate in California’s HVIP. In Canada, the Heavy-duty Vehicle and Engine Greenhouse Gas Emission Regulations adopted under the Canadian Environmental Protection Act, 1999, establish Canadian emission standards and test procedures for Canadian manufacturers, distributors and importers of heavy-duty vehicles. These standards and procedures are aligned with the requirements of the United States Code of Federal regulations for on-road heavy-duty vehicles and engines published by the EPA, parts of which are incorporated by reference in the regulations. However, testing and other requirements to demonstrate compliance may vary, adding to the regulatory complexity of Lion’s operations. In addition, the use, storage, transport, and disposal of Lion’s battery packs is subject to extensive regulation. Lithium-ion cells may be regulated as “hazardous” or “dangerous” goods under several regulatory regimes in both the United States and Canada. In addition to the proper handling, recycling, and disposal of expended batteries, Lion’s operations are subject to a wide range of laws and regulations related to the protection of the environment, including those regulating air emissions, discharges to water, waste management, worker health and safety, and environmental cleanup.

Customer Demand for Electrification

The demand for Lion's vehicles is highly dependent upon the general customer demand for electric vehicles. The electrification of medium and heavy-duty commercial vehicles continues to gain momentum as users and governmental authorities are looking for novel solutions to reduce greenhouse gas (“GHG”) emissions and atmospheric pollution generally while the cost competitiveness of electric vehicles continues to improve. While Lion anticipates that an increasing number of fleet owners and operators will seek all-electric alternatives to reduce the carbon footprint of their diesel fleets, its performance and future success will be largely influenced by the rates of adoption of electric vehicles by customers in markets in which it operates. Lion intends to leverage its broad offering of electric vehicles available for purchase today in order to benefit from the growing customer demand for electric vehicles. In addition, in order to meet customer demand and drive adoption of its vehicles and solutions, Lion plans to make comprehensive additions to its production capacity, which are expected to require significant capital and operating expenses.

Global Supply Chain

Global supply chain challenges continue to be exacerbated by labor shortages and other global economic uncertainties and events such as the current inflationary environment and the military conflict between Russia and Ukraine. Such disruptions including port congestion, rail and weather disruptions, trucker shortages, and intermittent supplier shutdowns and delays, have resulted in component shortages, component price inflation, extended lead times for delivery of parts and raw materials, as well as, in certain cases, additional costs and production slowdowns for manufacturers. While the availability of certain vital components has somewhat improved, increased commodity pricing on battery cells and other components resulting from those global supply chain challenges continues to put significant strain on the supply chain system. The Company’s supply for battery cells, battery packs and modules and other raw materials is critical in allowing the Company to scale its operations and execute on its growth strategy, such that any supply delay or vulnerability in the battery supply chain could cause delays in the availability of the Company’s products. In its efforts to mitigate the impact of global supply chain challenges, the Company continues to focus on the management of inventory for critical components such as batteries and motors and to increase its reliance on local sourcing in order to develop a supply chain that is as close as possible to its manufacturing facilities. In addition, the Company has and continues to increase its supplier redundancy for specific parts. From a manufacturing standpoint, the Company has also increased in-house fabrication and re-designed certain sub-assemblies to circumvent parts most affected by supply chain challenges, such as connectors used in the fabrication of low and high voltage wiring harnesses. The Company is continuously monitoring the situation and expects to continue implementing measures that will contribute to mitigate these issues. In addition, the Company has continued to roll out near-term price increases in certain markets.

Labor shortages may impact the Company and its suppliers. They may manifest themselves in the form of employee turnover, departures, and demands for higher wages which, in turn, may result in operations at reduced capacity, therefore resulting in lower production and deliveries, delayed growth plans, and may pose additional challenges related to employee compensation. In addition, the Company may need to continue to incur increasing freight and logistic expenses to expedite delivery of components used in its vehicles and to proactively increase inventory levels, particularly considering ongoing supply chain disruptions which may continue for the foreseeable future. Therefore, the Company has from time-to-time experienced and may experience in the future, shortages of raw materials, components, and labor resulting in production slowdowns. These slowdowns have impacted and may impact in the future the Company's ability to deliver finished units to clients, which, in turn, may negatively impact profitability and result in a decrease in cash flows from operations. As the Company ramps up its production and launches new products, challenges associated to global supply chain issues could be exacerbated.

To date, no monetary contractual penalties have been incurred by the Company as a result of such global supply chain challenges. In certain cases, supply chain challenges have contributed to delays in the rollout of certain products, which have resulted in the loss of a given subsidy or incentive for a client, or have forced a client to reallocate annual spending, which in turn may have contributed to the cancellation of certain orders. In other cases, such challenges have required the Company to collaborate with its clients to agree on updated delivery periods or otherwise enter into new purchase orders. See section 10.0 of this MD&A entitled “Order Book.”

Reduction in Total Cost of Ownership

The total cost of ownership (“TCO”), along with vehicle range and payload capacity, quality and reliability, safety, customer experience, technological innovation, charging expertise and compliance with environmental regulation are the primary drivers of truck and bus purchasing decisions for fleet owners and operators.

Lion’s management believes that Lion’s truck TCO is favorable to comparable diesel vehicles today in most use cases. Over time, the TCO advantage of electric trucks is expected to further increase as electric vehicle prices reduce, which will in turn further improve the economic benefit and rationale for fleet owners and operators to purchase Lion’s all-electric vehicles. In the school bus market, the lower annual mileage of individual units typically makes it more difficult for the lower energy and maintenance costs to significantly offset the currently higher upfront costs of electric vehicles over incumbent diesel units. As such, at the current time, governmental subsidies and incentives are often required for electric buses to be competitive over diesel units from a pure TCO point of view in this category. Over time, as the cost of the vehicles decreases as a result of, among other things, reduction in battery costs from increased vertical integration in manufacturing of battery systems, increased purchasing power with suppliers through larger volume commitments, increased manufacturing capacity utilization and fixed cost absorption, and other productivity gains, the TCO for electric buses is expected to become favorable even in the absence of governmental subsidies and incentives. However, if the cost of electric vehicles does not decrease over time, or if subsidies or incentives are reduced, eliminated or expire, Lion’s future sales could be negatively impacted. See section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2022 and 2021.

Product Development and Manufacturing

Lion’s success will depend on its ability to economically develop, manufacture and sell its vehicles at scale and meet its customers’ business needs. Lion’s current line-up of purpose-built all-electric vehicles consists of trucks, which can be divided into four main platforms, and Type A, Type C and Type D buses. Lion has also established partnerships and other relationships with third party suppliers to enable it to offer to its clients a variety of vehicle configurations, upfit equipment options and applications. Although Lion has developed and manufactured specialized chassis for such applications that can fit all-electric battery packs, the electrification and final configuration of certain of the specialized applications offered by Lion and its partners require input from upfitters and their ultimate customers and, in certain instances, Lion is still in the process of finalizing testing and integration with its partners and customers. Lion has also developed, and may in the future develop, additional products, specialized applications and services. Lion continuously assesses the timing and allocation of resources with respect to the development of other products and/or integration of specialized applications. See “Products and Solutions” in section 6.2 of the Company’s Annual Information Form for the year ended December 31, 2022 entitled “Business of the Company” for a description of Lion’s products and solutions and product development pipeline. In addition, vehicle manufacturers often experience, and the Company has in the past experienced delays in the design, production and launch of new products. Any delay in the design, production and launch of new models or in doing so cost-effectively and with high quality, or any failure by the Company to satisfy the needs and requirements of its customers in terms of products, specifications and services, could harm the Company’s reputation and brand.

Lion has one vehicle manufacturing facility in Canada located in Saint-Jerome, Quebec, which has an estimated annual capacity at full scale of 2,500 vehicles. Lion is also in the process of ramping-up manufacturing operations at the Joliet Facility, which is the Company’s biggest footprint in the United States and the Lion Campus, which is located at the YMX International Aerocity of Mirabel, Quebec, and which consists of the Company’s battery manufacturing plant and innovation center. Almost all of the vehicles delivered by the Company during fiscal 2022, and the majority of the vehicles delivered by the Company during the six months ended June 30, 2023, were manufactured in Saint-Jerome. With respect to the estimated annual capacity at full scale at the Saint-Jerome manufacturing facility of 2,500 vehicles, while the Company does not expect that any substantial capital expenditure will be required to achieve such potential, as increase in production could be achieved through additional workforce and certain optimization of production lines to take into account production ramp-up and increased output, the Company has not to date produced at such level and has limited experience to date in high volume manufacturing of its vehicles. In addition, the execution of Lion’s growth strategy will require the Company to ramp-up manufacturing capacity at the Joliet Facility and the Lion Campus in order to further scale its operations and increase manufacturing capacity. As a result, Lion has incurred and expects it will continue to incur significant expenditures. These expenditures are significant and will make it harder for Lion to achieve profitability and positive cash flow, especially if Lion cannot manufacture and distribute its vehicles on schedule and at scale. Any failure by the Company to successfully develop it vehicles, source its key components, and scale its manufacturing processes within projected costs and timelines could have a material adverse effect on its business, results of operations or financial condition.

Costs of Raw Materials and Supplies

Components in Lion’s vehicles are made of various raw materials, including aluminum, steel, composite, non-ferrous metals (such as copper) and other materials and minerals used to manufacture lithium-ion batteries. The prices for these raw materials fluctuate depending on market conditions, global demand and other factors, including inflation. Lion has, in certain cases, entered into long-term contractual arrangements with suppliers with respect to the supply of certain key components of its vehicles, including lithium-ion batteries and battery cells, the Company remains exposed to multiple risks relating to price fluctuations and other factors for lithium-ion batteries. In particular, the inability of the Company’s current or future battery manufacturers to sustainably meet the Company’s timelines, or cost, quality and volume needs may negatively impact the Company, force the redesign of certain of its models or translate in the cancellation of orders or the loss of certain clients or sales.

With respect to the supply of battery cells and packs, Lion currently relies on third party battery suppliers to source battery cells, modules and packs that it integrates in its vehicles. In connection with the establishment of its manufacturing operations at the Lion Campus, Lion plans on manufacturing its own battery modules and packs that will integrate 21700 cylindrical battery cells sourced from third party suppliers, principally in the short term under the four-year supply agreement entered into by Lion in November 2022 for the supply of lithium-ion battery cells. Lion intends to continue in certain instances to rely on third-party suppliers for battery packs. By producing battery packs in-house, Lion expects to increase optimization for product design, cost and production efficiency.

As previously disclosed, the Company entered into a multi-year supply contract with Romeo Systems, Inc. (“Romeo”) (now a subsidiary of Nikola Corporation (''Nikola'')) in November 2020 pursuant to which the Company has committed to purchase from Romeo, and Romeo has committed to supply to the Company, battery packs, subject to an agreed upon maximum purchase price. To date, the Company has outstanding purchase orders for the purchase of battery packs in the aggregate amount of approximately $14 million, and Romeo has failed to comply with its obligations under such orders and the Company believes as of the date hereof that it is unlikely that Romeo will voluntarily comply with its obligations under the contract and outstanding purchase orders. The Company initiated arbitration proceedings in order to enforce the terms and conditions of the contract. As per the terms of the contract, the arbitration proceedings are conducted on a confidential basis. While the Company continues to monitor the situation closely, the Company expects that the situation will result in further delays and challenges with the supply from Romeo on the terms initially agreed upon as well as significant costs and expenses relating to the procedures undertaken by the Company, all of which could, in addition to adversely impacting the Company’s manufacturing operations and the deliveries of Lion8T models, materially adversely affect the Company's business, results of operations or financial condition. In addition, on June 30, 2023, Nikola announced the liquidation of Romeo's assets through the transfer of ownership of all of its assets, subject to certain agreed upon exclusions, to SG Service Co., LLC, for the benefit of its creditors, which may further delay and challenge the arbitration proceedings.

In the beginning of fiscal 2023, the Company also initiated legal proceedings against Nikola, another manufacturer of electric vehicles which is also relying on battery modules and packs and completed the acquisition of Romeo in the fourth quarter of fiscal 2022, on the basis that it intentionally interfered in the Company’s contractual relationship with Romeo and in the Company’s business expectancy with respect to its relationship with Romeo. See section 3.0 of this MD&A and section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2022 and 2021.

The Company does not currently hedge its long-term exposure to price fluctuations of raw materials and supplies. Therefore, an increase in prices of raw materials and supplies could negatively impact the Company’s operating results if its suppliers are unable or unwilling to fulfill purchase orders submitted by the Company and/or if the Company is not able to find other manufacturing or supply alternatives or transfer these cost increases to customers.

Foreign Exchange

The Company’s revenues are reported in U.S. dollars but its functional currency is the Canadian dollar and the majority of its transactions are in Canadian dollars. The Company's main manufacturing operations are currently located in Canada. Suppliers of the Company are located in Canada, the United States and other foreign jurisdictions. The Company’s current indebtedness is denominated in both Canadian and U.S. dollars. Going forward, the Company’s growth strategy will require substantial investments in Canada and in the United States. Therefore, the Company’s revenues, gross profit and net income (loss) reported in U.S. dollars are and are expected to continue to be exposed to foreign exchange fluctuations.

Seasonality

The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks may become more prevalent and new products and applications may be introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.

12.0     Components of Results of Operations
Revenues
To date, Lion has primarily generated revenues from the sale of its all-electric school bus vehicles. Over time, Lion anticipates a significant proportion of its revenues to be generated from the sale of all-electric trucks.
Cost of Sales
Lion’s cost of sales includes material costs, transportation costs, labor, manufacturing overhead, and other direct costs related to electric vehicle production.

Administrative Expenses
Administrative expenses consist of non-manufacturing facility leasing, share-based compensation, as well as employee benefits for management, information technology, human resources, accounting, legal, investor relations, and other general administrative functions. Administrative expenses also include professional fees, non-manufacturing depreciation expense, and non-manufacturing related insurance costs (including director and officer insurance). Lion expects its cash-based administrative expenses to increase for the foreseeable future as Lion increases headcount to support the growth of its business.
Selling Expenses
Selling expenses consist of salaries and other similar expenses related to Lion’s bus and truck sales force and employee benefit costs, share-based compensation, business development, aftermarket sales and advertising, marketing and communications. Lion expects its cash-based selling expenses to increase for the foreseeable future as Lion expands its sales force and increases headcount to support the growth of its business.
Finance Costs
Finance costs consists primarily of interest paid on Lion’s outstanding debts, legal and other costs related to debt and share warrant financing activities, interest on lease liabilities, and non-cash accretion and revaluation expenses on the balance of purchase price payable related to the acquisition of dealership rights.
Foreign Exchange (Gain) Loss
Foreign exchange gains and losses represent the gains and losses on instruments such as cash balances, accounts receivable, accounts payable, debt balances and other accounts that are denominated in foreign currencies to the functional currencies of the related Lion entities, as a result of changes in foreign currency rates.
Change in Fair Value of Share Warrant Obligations
On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc. (the "Specified Customer"), the Company issued a warrant to purchase common shares of the Company (the “Specified Customer Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Lion’s products or services.
At the election of the Warrantholder, any vested portion of the Specified Customer Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Specified Customer Warrant. The exercise price of the Specified Customer Warrant corresponds to $5.66. The Specified Customer Warrant grants the Warrantholder the right to acquire up to 35,350,003 common shares of Lion.
There was an initial vesting of a portion of the Specified Customer Warrant which is exercisable for 5,302,511 common shares of Lion. The remaining portion of the Specified Customer Warrant vests in three tranches based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Lion’s products or services. The Specified Customer Warrant has a term of 8 years ending on July 1, 2028. Full vesting of the Specified Customer Warrant requires spending of at least $1.2 billion on Lion’s products or services over the term of the Specified Customer Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of Lion or a termination of the MPA for cause.
Lion determined that the Specified Customer Warrant is a derivative instrument and is classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The vested portion of the Specified Customer Warrant is initially recorded at fair value as a share warrant obligation and then revalued at each reporting date, with a corresponding contract asset recognized at inception. The corresponding contract asset recognized at inception will be amortized as a reduction of revenues on a percentage per dollar of revenue generated with Amazon.com, Inc. and its affiliates.
Upon completion of the Company's business combination and plan of reorganization (the ''Business Combination''), which resulted in a wholly-owned subsidiary of Lion merging with Northern Genesis Acquisition Corp. (''NGA''), each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of Lion (a “Business Combination Warrant”), at a price of $11.50 per share. A total of 27,111,741 NGA Warrants were converted into 27,111,741 Business Combination Warrants, 15,972,672 of which were public Business Combination Warrants and 11,139,069 of which were private Business Combination Warrants.
The Company determined that the warrants are derivative instruments and are classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The warrants are initially recorded at fair value and then revalued at each reporting date.
Each Business Combination Warrant entitles the holder to acquire one common share of Lion at an exercise price of $11.50 per share until May 6, 2026, subject to adjustment in certain customary events. The public Business Combination Warrants may be redeemed by the Company in whole at a price of $0.01 per public Business Combination Warrant, provided that the last reported sales price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public Business Combination Warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.

Each private Business Combination Warrant may be exercised on a cashless basis and may not be redeemed by the Company for so long as it is held by Northern Genesis Sponsor LLC or its permitted transferees. Once transferred to any person that is not Northern Genesis Sponsor LLC or any of its permitted transferees, a private Business Combination Warrant becomes treated as a public Business Combination Warrant.

In connection with the December 2022 Offering (as defined below), the Company issued 22,637,795 ''2022 Warrants''. Each whole 2022 Warrant entitles the holder to purchase one common share for a price $2.80 per share for a period of five years ending December 15, 2027, subject to adjustment in certain customary events. The Company determined that the warrants are derivative instruments and are classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The warrants are initially recorded at fair value and then revalued at each reporting date.

The Company determined that the Business Combination Warrants and the 2022 Warrants are derivative instruments and are classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The Business Combination Warrants and the 2022 Warrants are each initially recorded at fair value and then revalued at each reporting date.

13.0     Results of Operations
Comparison of Quarterly Results
Lion’s results of operations for the three and six months ended June 30, 2023 and 2022 are presented below:

	(Unaudited) - three months ended				(Unaudited) - six months ended
	Jun 30, 2023	Jun 30, 2022	Variation	% Change	Jun 30, 2023	Jun 30, 2022	Variation	% Change
	(dollar amounts in thousands, except share and per share data)

Revenue	$58,016	$29,521	$28,495	97%	$112,719	$52,168	$60,551	116%
Cost of sales	$57,597	$32,972	$24,625	75%	$114,558	$56,531	$58,027	103%
Gross profit (loss)	$419	$(3,451)	$3,870	n.a.	$(1,838)	$(4,363)	$2,525	n.a.
Gross profit (loss) margin	0.7%	(11.7)%	n.a.	12.4%	(1.6)%	(8.4)%	n.a.	6.8%

Operating expenses:
Administrative expenses	$12,479	$11,703	$776	7%	$25,481	$22,680	$2,801	12%
Selling expenses	$5,467	$6,722	$(1,256)	(19)%	$11,326	$12,098	$(772)	(6)%
Operating loss	$(17,527)	$(21,876)	$4,350	n.m.	$(38,646)	$(39,141)	$495	n.m.

Finance costs (income)	$2,001	$(832)	$2,833	(341)%	$3,421	$346	$3,075	889%
Foreign exchange gain	$(1,754)	$(1,621)	$(133)	n.m.	$(2,965)	$(710)	$(2,255)	n.m.
Change in fair value of share warrant obligations	$(5,986)	$(56,935)	$50,948	n.m.	$(11,731)	$(78,391)	$66,660	n.m.
Net earnings (loss)	$(11,788)	$37,511	$(49,298)	n.m.	$(27,371)	$39,613	$(66,984)	n.m.

Foreign currency translation adjustment	$6,899	$(8,076)	$14,974	n.m.	$7,362	$(4,826)	$12,188	n.m.

Comprehensive income (loss)	$(4,889)	$29,435	$(34,324)	n.m.	$(20,009)	$34,787	$(54,796)	n.m.

Basic earnings (loss) per share	$(0.05)	$0.20	$(0.25)	n.m.	$(0.12)	$0.21	$(0.33)	n.m.

Diluted earnings (loss) per share	$(0.05)	$0.19	$(0.24)	n.m.	$(0.12)	$0.20	$(0.32)	n.m.

Basic weighted average number of common shares outstanding	224,068,437	190,002,774	34,065,663	n.a.	222,432,139	190,002,743	32,429,396	n.a.

Diluted weighted average number of common shares outstanding	224,068,437	196,666,543	27,401,894	n.a.	222,432,139	197,799,136	24,633,003	n.a.
n.a. = not applicable
n.m. = not meaningful

Revenue

For the three months ended June 30, 2023, revenue amounted to $58.0 million, an increase of $28.5 million compared to the corresponding period in the prior year. The increase in revenue was primarily due to an increase in vehicle sales volume of 94 units, from 105 units (90 school buses and 15 trucks; 91 vehicles in Canada and 14 vehicles in the U.S.) for the three months ended June 30, 2022 to 199 units (166 school buses and 33 trucks; 171 vehicles in Canada and 28 vehicles in the U.S.) for the three months ended June 30, 2023.

For the six months ended June 30, 2023, revenue amounted to $112.7 million, an increase of $60.6 million compared to the corresponding period in the prior year. The increase in revenue was primarily due to an increase in vehicle sales volume of 230 units, from 189 units (162 school buses and 27 trucks; 171 vehicles in Canada and 18 vehicles in the U.S.) for the six months ended June 30, 2022 to 419 units (373 school buses and 46 trucks; 386 vehicles in Canada and 33 vehicles in the U.S.) for the six months ended June 30, 2023.

Revenues for the three and six months ended June 30, 2023 were negatively impacted by delays in the final approval of a subsidy program which resulted in the deferral to subsequent quarters of the delivery of 50 school buses to one customer despite that such vehicles were ready for delivery and the client being ready to receive them. In addition, revenues were impacted by continuing global supply chain challenges, which required the Company to delay the final assembly of certain vehicles and resulted in increased inventory levels, as well as challenges associated with the production ramp-up and the development of certain models as further described in section 11.0 of this MD&A entitled “Key Factors Affecting Lion’s Performance”.

Cost of Sales

For the three months ended June 30, 2023, cost of sales amounted to $57.6 million, representing an increase of $24.6 million compared to $33.0 million in the corresponding period in the prior year. For the six months ended June 30, 2023, cost of sales amounted to $114.6 million, representing an increase of $58.0 million compared to $56.5 million in the corresponding period in the prior year. The increase for both periods was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing and inventory management system costs related to the ramp-up of future production capacity, higher raw material and commodity costs, and the impact of continuing global supply chain challenges and inflationary environment.

Gross Profit (Loss)
For the three months ended June 30, 2023, gross profit was $0.4 million compared to a gross loss of $3.5 million for the corresponding period in the prior year. The improvement in gross profit was primarily due to the positive impact of increased sales volumes, favourable product mix, and higher manufacturing throughput, partially offset by higher raw material and commodity costs, higher inventory management system costs related to the ramp-up of future production capacity, and the impact of continuing global supply chain challenges and inflationary environment.
For the six months ended June 30, 2023, gross loss was $1.8 million compared to a gross loss of $4.4 million for the corresponding period in the prior year. The decrease in the gross loss was primarily due to the positive impact of increased sales volumes, favourable product mix, and higher manufacturing throughput, partially offset by higher raw material and commodity costs, higher inventory management system costs related to the ramp-up of future production capacity, and the impact of continuing global supply chain challenges and inflationary environment.

Administrative Expenses
For the three months ended June 30, 2023, administrative expenses increased by $0.8 million, from $11.7 million for the three months ended June 30, 2022, to $12.5 million for the three months ended June 30, 2023. Administrative expenses for the three months ended June 30, 2023 included $1.6 million of non-cash share-based compensation, compared to $2.5 million for the three months ended June 30,

2022. Excluding the impact of non-cash share-based compensation, administrative expenses increased from $9.2 million for the three months ended June 30, 2022 to $10.9 million for the three months ended June 30, 2023. The increase was mainly due to an increase in expenses, including higher headcount, resulting from the expansion of Lion’s head office and general corporate capabilities in anticipation of an expected increase in business activities.
For the six months ended June 30, 2023, administrative expenses increased by $2.8 million, from $22.7 million for the six months ended June 30, 2022, to $25.5 million for the six months ended June 30, 2023. Administrative expenses for the six months ended June 30, 2023 included $2.7 million of non-cash share-based compensation, compared to $5.3 million for the six months ended June 30, 2022. Excluding the impact of non-cash share-based compensation, administrative expenses increased from $17.3 million for the six months ended June 30, 2022 to $22.8 million for six months ended June 30, 2023. The increase was mainly due to an increase in expenses, including higher headcount, resulting from the expansion of Lion’s head office and general corporate capabilities in anticipation of an expected increase in business activities.

Selling Expenses
For the three months ended June 30, 2023, selling expenses decreased by $1.3 million, from $6.7 million for the three months ended June 30, 2022, to $5.5 million for the three months ended June 30, 2023. Selling expenses for the three months ended June 30, 2023 included $0.4 million of non-cash share-based compensation, compared to $0.8 million for the three months ended June 30, 2022. Excluding the impact of non-cash share-based compensation, selling expenses decreased from $5.9 million for the three months ended June 30, 2022 to $5.0 million for three months ended June 30, 2023. The decrease was primarily due to streamlined selling related expenses and lower marketing costs.
For the six months ended June 30, 2023, selling expenses decreased by $0.8 million, from $12.1 million for the six months ended June 30, 2022, to $11.3 million for the six months ended June 30, 2023. Selling expenses for six months ended June 30, 2023 included $0.8 million of non-cash share-based compensation, compared to $1.8 million for six months ended June 30, 2022. Excluding the impact of non-cash share-based compensation, selling expenses slightly increased from $10.3 million for the six months ended June 30, 2022 to $10.5 million for six months ended June 30, 2023.

Finance Costs (Income)

For the three months ended June 30, 2023, finance costs (income) increased by $2.8 million, from an income of $0.8 million for the corresponding period in the prior year, to a cost $2.0 million for the three months ended June 30, 2023. Finance costs for the three months ended June 30, 2023 were net of $1.4 million of capitalized borrowing costs. Excluding the impact of capitalized borrowing costs, finance costs increased by $4.3 million compared to the three months ended June 30, 2022. The increase was driven primarily by higher interest expense on long-term debt, due to higher debt outstanding during the quarter relating to borrowings made under the Revolving Credit Agreement, the IQ Loan, the SIF Loan, and the Finalta-CDPQ Loan Agreement, an increase in interest costs related to lease liabilities, including for the Mirabel battery manufacturing facility. In addition, finance costs (income) for the three months ended June 30, 2022 included the gain on derecognition of the financial liability occurred as a result of the agreement with a private company relating to the previous acquisition of dealership rights in certain territories in the United States maturing on May 7, 2022.

For the six months ended June 30, 2023, finance costs increased by $3.1 million, from $0.3 million for the corresponding period in the prior year, to $3.4 million for the six months ended June 30, 2023. Finance costs for the six months ended June 30, 2023 were net of $3.1 million of capitalized borrowing costs. Excluding the impact of capitalized borrowing costs, finance costs increased by $6.2 million compared to the six months ended June 30, 2022. The increase was driven primarily by higher interest expense on long-term debt, due to higher debt outstanding during the first half of the year relating to borrowings made under the Revolving Credit Agreement, the IQ Loan, the SIF Loan, and the Finalta-CDPQ Loan Agreement, as well as an increase in financing costs related to the over-allotment option exercise of the 2022 Warrants, and an increase in interest costs related to lease liabilities, including for the Mirabel battery manufacturing facility. In addition, finance costs (income) for the six months ended June 30, 2022 included the gain on derecognition of the financial liability occurred as a result of the agreement with a private company relating to the previous acquisition of dealership rights in certain territories in the United States maturing on May 7, 2022.

Foreign Exchange Gain
Foreign exchange gains relate primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. For the three months ended June 30, 2023, foreign exchange gain was $1.8 million, compared a gain of $1.6 million in the corresponding period in the prior year, related primarily to the impact of changes in foreign currency rates.
For six months ended June 30, 2023, foreign exchange gain was $3.0 million, compared a gain of $0.7 million in the corresponding period in the prior year, related primarily to the impact of changes in foreign currency rates.

Change in Fair Value of Share Warrant Obligations
Change in fair value of share warrant obligations moved from a gain of $56.9 million for the three months ended June 30, 2022, to a gain of $6.0 million, for the three months ended June 30, 2023. The gain for the three months ended June 30, 2023, was related to the warrants issued to a customer in July 2020, the public and private warrants issued as part of the closing of the Business Combination on May 6, 2021, and the 2022 Warrants issued under the December 2022 Offering, and resulted mainly from the decrease in the market price of Lion equity as compared to the previous valuations.
Change in fair value of share warrant obligations moved from a gain of $78.4 million for the six months ended June 30, 2022, to a gain of $11.7 million, for the six months ended June 30, 2023. The gain for the six months ended June 30, 2023, was related to the warrants issued to a customer in July 2020, the public and private warrants issued as part of the closing of the Business Combination on May 6, 2021, and the 2022 Warrants issued under the December 2022 Offering, and resulted mainly from the decrease in the market price of Lion equity as compared to the previous valuations.

Net Earnings (Loss)
The net loss for the three months ended June 30, 2023 as compared to the net earnings for the corresponding prior period were largely due to the lower decrease in the fair value of share warrant obligations (resulting in a lower gain) discussed in “Change in fair value of share warrant obligations” above, higher administrative expenses (excluding share-based compensation), partially offset by higher gross profit and lower non-cash share-based compensation.
The net loss for the six months ended June 30, 2023 as compared to the net earnings for the corresponding prior period were largely due to the lower decrease in the fair value of share warrant obligations (resulting in a lower gain) discussed in “Change in fair value of share warrant obligations” above, higher administrative expenses (excluding share-based compensation), partially offset by lower gross loss, lower non-cash share-based compensation, and the impact of a higher foreign exchange gain compared to the corresponding prior period.

Summary of Quarterly Results
The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (amounts in thousands, except per share amounts or otherwise indicated)	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021

Revenue	$58,016	$54,703	$46,769	$40,978	$29,521	$22,647	$22,870	$11,925
Net earnings (loss)	$(11,788)	$(15,583)	$(4,638)	$(17,200)	$37,511	$2,102	$28,266	$123,013
Net earnings (loss) per share
Basic	(0.05)	(0.07)	(0.02)	(0.09)	0.20	0.01	0.15	0.65
Diluted	(0.05)	(0.07)	(0.02)	(0.09)	0.19	0.01	0.14	0.60
Weighted average number of shares outstanding (in thousands)
Basic	224,068	220,778	200,557	191,792	190,003	190,003	189,721	189,008
Diluted	224,068	220,778	200,557	191,792	196,667	198,499	198,898	204,710

The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks become more prevalent and new products or applications may be introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.

Reconciliation of Adjusted EBITDA
The following table reconciles net earnings (loss) to Adjusted EBITDA for the three and six months ended June 30, 2023, and 2022:

	Unaudited - Three months ended June 30,		Unaudited - Six months ended June 30,
	2023	2022	2023	2022
	(in thousands)		(in thousands)

Revenue	$58,016	$29,521	$112,719	$52,168

Net earnings (loss)	$(11,788)	$37,511	$(27,371)	$39,613
Finance costs (income)	$2,001	$(832)	$3,421	$346
Depreciation and amortization	$5,561	$2,739	$10,475	$4,722
Share-based compensation(1)	$2,057	$3,363	$3,471	$7,158
Change in fair value of share warrant obligations(2)	$(5,986)	$(56,935)	$(11,731)	$(78,391)
Foreign exchange gain(3)	$(1,754)	$(1,621)	$(2,965)	$(710)
Transaction and other non-recurring expenses(4)	$257	$1,363	$577	$1,532
Income taxes	–	–	–	–
Adjusted EBITDA	$(9,652)	$(14,411)	$(24,124)	$(25,729)
(1)Represents non-cash expenses recognized in connection with the issuance of stock options, restricted share units, and deferred share units issued under Lion's omnibus incentive and stock option plans as described in note 9 to the condensed interim consolidated financial statements as at and for three and six months ended June 30, 2023, and 2022.
(2)Represents non-cash change in the fair value of the share warrant obligations as described in note 8 to the condensed interim consolidated financial statements as at and for three and six months ended June 30, 2023, and 2022.
(3)Represents gains relating to foreign exchange translation.
(4)For the three and six months ended June 30, 2023, and 2022, represents non-recurring professional fees related mostly to process optimization initiatives.

14.0     Financial Position
The following table sets out selected information related to the financial position of Lion as of June 30, 2023 and December 31, 2022 as well as explanations for variations:

dollar amounts in thousands	Jun 30, 2023	Dec 31, 2022	Variation	Explanation of Variation
	$	$
Cash	44,153	88,267	(44,114)	See section 16.0 of this MD&A entitled "Liquidity and Capital Resources"
Inventories	209,329	167,192	42,137	Mainly due to higher volumes of work in process and finished goods inventories in line with the Company's ramp-up of manufacturing activities, as well as the impact of delays in the final approval of a subsidy program which resulted in the deferral to subsequent quarters of the delivery of 50 school buses to one customer despite that such vehicles were ready for delivery and the client being ready to receive them
Accounts receivable	86,407	62,972	23,436	Mainly due to higher sales volumes in the first half of fiscal 2023 as compared to fiscal 2022, as well as an increase in the amount of government incentives receivable related to such higher sales volumes
Current assets	345,223	323,498	21,725	Mainly due to lower cash and cash equivalents offset by increases in inventories and accounts receivable as explained above
Property, plant and equipment	176,182	160,756	15,426	Mainly due to spending related to the Joliet Facility and Lion Campus projects as described in section 8.0 of this MD&A entitled “Operational Highlights'' partially offset the sale of the Mirabel battery manufacturing building
Right-of-use assets	81,776	60,508	21,267	Mainly due to the addition related to the Mirabel battery manufacturing building lease, partially offset by depreciation
Intangible assets	183,775	151,364	32,411
Mainly due to development costs capitalized related to enhancing existing vehicles and features, developing additional purpose-built electric vehicle platforms and continuing to develop battery systems, partially offset by amortization

Total assets(1)	801,540	710,411	91,129	Mainly due to factors explained above
Trade and other payables	110,869	75,857	35,012	Mainly due to the increase in purchases of raw materials, property, plant and equipment, and intangible assets, as well as deferred revenue related to initial upfront rebate payments from the EPA
Current liabilities	121,624	81,092	40,532	Mainly due to higher trade and other payables mainly resulting from the ramp-up of manufacturing activities as well as deferred revenues related to initial upfront rebate payments from the EPA.
Lease liabilities	77,483	58,310	19,173	Mainly due to the addition related to the Mirabel battery manufacturing building lease, partially offset by lease payments
Non-current financial liabilities(2)	169,028	133,892	35,136	Mainly due to the issuance of 2022 Warrants through the exercise of the over-allotment option, and higher debt outstanding related to draws under the Revolving Credit Agreement, the SIF Loan, and the IQ Loan, partially offset by the impact of the market price of Lion equity as compared to the previous valuations of outstanding share warrant obligations
Non-current liabilities	246,511	192,202	54,309	Mainly due to factors explained above
Total liabilities	368,135	273,294	94,841	Mainly due to factors explained above
Total shareholders' equity	433,406	437,117	(3,711)
Due to net proceeds from the December 2022 Offering through the exercise of the over-allotment option, the issuance of common shares under the ATM Program, share-based compensation expense, foreign currency translation adjustment, more than fully offset by the net loss for six months ended June 30, 2023

(1)    Total assets were $590.6 million as at December 31, 2021.
(2)    Represents financial liabilities related to long-term debt and share warrant obligations. Non-current financial liabilities were $106.3 million as at December 31, 2021.

15.0     Cash Flows
The following table provides a summary of Lion’s operating, investing, and financing cash flows for the three and six months ended June 30, 2023 and 2022:

	(Unaudited)		(Unaudited)
	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	(in thousands)		(in thousands)

Cash flows used in operating activities	$(4,949)	$(18,057)	$(42,550)	$(52,530)
Cash flows used in investing activities	$(30,808)	$(56,146)	$(59,595)	$(106,723)
Cash flows from financing activities	$43,312	$2,518	$57,335	$997
Effect of exchange rate changes on cash held in foreign currency	$626	$(770)	$695	$(442)
Net increase (decrease) in cash	$8,180	$(72,456)	$(44,114)	$(158,699)
Cash, end of period	$44,153	$83,004	$44,153	$83,004

Cash Flows Used in Operating Activities

For the six months ended June 30, 2023, cash flows used in operating activities was $42.5 million, and was composed of Lion’s net loss of $27.4 million driven by the factors discussed in section 13.0 of this MD&A, entitled "Results of Operations", and by net changes in non-cash working capital of $16.2 million, partially offset by net non-cash items of $1.0 million. Non-cash items of $1.0 million was mainly composed of $3.5 million for share-based compensation expense, $10.5 million for depreciation and amortization, and the $11.7 million gain related to the change in fair value of share warrant obligations. The increase in non-cash working capital was primarily driven by increases in inventories and accounts receivable, partially offset by increases in trade and other payables largely as a result of initial upfront rebate payments received from the EPA.
For the six months ended June 30, 2022, cash flows used in operating activities was $52.5 million, and was composed of Lion’s net earnings of $39.6 million driven by the factors discussed in section 13.0 of this MD&A, entitled "Results of Operations," net changes in non-cash working capital of $23.3 million, and net non-cash items of $68.8 million. Non-cash items of $68.8 million was mainly composed of the $78.4 million gain related to the change in fair value of share warrant obligations, partially offset by $7.2 million for share-based compensation expense and $4.7 million for depreciation and amortization. The increase in non-cash working capital was primarily driven by increases in inventory, partially offset by increases in trade and other payables.
Cash Flows Used in Investing Activities
Cash flows used in investing activities primarily relates to capitalized development costs for vehicles and battery systems, capital expenditures for equipment and machinery, leasehold improvements, and office furniture as Lion continues to invest in its business infrastructure and scales its manufacturing operations.
For the six months ended June 30, 2023, cash flows used in investing activities related to capital expenditures of $45.4 million and the addition of intangible assets of $40.5 million, partially offset by net proceeds of $20.5 million received as part of sale and leaseback of the Mirabel battery manufacturing building. Capital expenditures for the six months ended June 30, 2023 related primarily to the Joliet Facility and Lion Campus, as well as the ramp-up of its current manufacturing operations. The majority of the additions to intangible assets were related to capitalized development costs for vehicles and battery systems. In addition, the Company received government assistance of $5.8 million relating to vehicle development projects and the government grant portion of the SIF Loan. Acquisitions of property, plant and equipment of $13.5 million and of intangible assets of $0.6 million were included in trade and other payables as at June 30, 2023.
For the six months ended June 30, 2022, cash flows used in investing activities related to capital expenditures of $68.0 million and the acquisition of intangible assets of $38.7 million. The majority of the acquisition of intangible assets was related to capitalized development costs for vehicle and battery systems. Capital expenditures for the six months ended June 30, 2022 related primarily to the Company’s growth projects in Joliet and Mirabel, as well as the ramp-up of its manufacturing operations in Saint-Jerome. Acquisitions of property, plant and equipment of $19.2 million and of intangible assets of $1.4 million were included in trade and other payables as at June 30, 2022.

Cash Flows from Financing Activities
Cash flows from financing activities were $57.3 million for the six months ended June 30, 2023 and were primarily due to net proceeds relating to drawings of $27.7 million under the Revolving Credit Agreement, borrowings of $14.1 million in the aggregate made under the SIF Loan and IQ Loan, the exercise of the over-allotment option of the December 2022 Offering of $7.1 million, net proceeds from the issuance of common shares under the Company's ATM Program of $6.2 million, and proceeds of $5.0 million from the credit facility for the supplier payment program, partially offset by the repayment of lease liabilities of $2.7 million. See section 16.0 entitled "Liquidity and Capital Resources".
Cash flows from financing activities were $1.0 million for the six months ended June 30, 2022 were primarily due to the first draw on SIF Loan for $3.7 million, partially offset by repayment of lease liabilities of $2.3 million.
16.0     Liquidity and Capital Resources
Liquidity and Capital Management

As of June 30, 2023, Lion had a cash balance of $44.2 million ($88.3 million as at December 31, 2022). Lion incurred an operating loss of $38.6 million for the six months ended June 30, 2023, of which $3.5 million related to non-cash share-based compensation, and an operating loss of $39.1 million for the six months ended June 30, 2022, of which $7.2 million related to non-cash share-based compensation. Further, the Company had negative cash flows from operating activities of $42.5 million and of $52.5 million in each of the six months ended June 30, 2023, and 2022, respectively. These operating losses and negative cash flows were mainly the result of the substantial investments made by the Company to grow its business and scale its manufacturing operations. Based on the foregoing and its growth strategy, the Company expects to continue to make significant expenditures to expand the Company’s business and scale its manufacturing operations in the future. As a result, the Company may continue to incur operating losses and have negative cash flows in the short term, as it continues to execute on its growth strategy and it scales its manufacturing operations to meet anticipated demand, makes progress with the establishment of operations and ramp-up of manufacturing capacity at the Joliet Facility and the Lion Campus, purchases or rents additional property and equipment, and continues the optimization and development of its product offering.

Lion’s primary sources of liquidity used in the funding of its operations and the execution of its growth strategy (which includes the establishment of operations and ramp-up of manufacturing capacity at the Joliet Facility and Lion Campus) are currently its cash on hand, including funds raised under the 2023 Debenture Financing, as well as the December 2022 Offering and the ATM Program (which was terminated in connection with the 2023 Debenture Financing) as further discussed in section 17.0 of this MD&A entitled “Use of Proceeds from Public Financings”, cash it generates from the sale of its products and services, funds available under its other existing credit facilities and other borrowings and debt capital as described in the section entitled “Capital Resources” below. While such sources (other than the ATM Program) are expected to be used to fund any future costs associated with the Joliet Facility and Lion Campus, the Lion Campus is also expected to be funded from support available under the existing financing agreement with the Canadian federal government (the SIF Loan) and the existing financing agreement with the Quebec provincial government (the IQ Loan), which, subject to certain conditions, can reimburse eligible expenditures in an aggregate amount of up to approximately C$100 million (amounting to approximately C$50 million each), of which approximately $37 million was used as of June 30, 2023. The Company estimates that as of June 30, 2023, an additional amount of approximately $7 million in the aggregate will be advanced under the IQ Loan and SIF Loan for capital expenditures incurred up to June 30, 2023 on the Lion Campus, subject to meeting the requirements for the related claim process and timing under such instruments. While the 2023 Debenture Financing, which resulted in approximate gross proceeds to the Company of $142 million, provided the Company with additional flexibility to pursue its growth strategy, Lion will continue to monitor market conditions and its liquidity and capital requirements as well as the cadence of capital and other expenditures in the future and evaluate different opportunities that may enable it to strengthen its financial position and continue to pursue its growth strategy.

Capital Resources

December 2022 Unit Offering

On December 16, 2022, the Company closed the “December 2022 Offering”, pursuant to which the Company issued 19,685,040 units (each, a ''Unit'') at a price of $2.54 per Unit. Each Unit consisted of one Common Share and one 2022 Warrant. Each whole 2022 Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $2.80 per share for a period of five years ending on December 15, 2027, subject to adjustment in certain customary events. On January 17, 2023, the Company announced full exercise and closing of the underwriters’ over-allotment option, which resulted in the Company issuing and selling to the underwriters 2,952,755 additional Units at a price of $2.54 per Unit. The December 2022 Offering resulted in aggregate gross proceeds to the Company of approximately $57.5 million, or net proceeds of $52.3 million after deducting underwriting commissions of approximately $2.9 million and other offering costs (including legal expenses) relating to the December 2022 Offering. The 2022 Warrants are trading on the NYSE under the symbol “LEV WS.A” and on the TSX under the symbol “LEV.WT.A.”

Please refer to section 17.0 of this MD&A entitled “Use of Proceeds from Public Offerings” for additional details regarding the use of proceeds from the December 2022 Offering.

ATM Program

On June 17, 2022, the Company established an ATM program ("the ATM Program") that allowed the Company to issue and sell, from time to time through a syndicate of agents, newly issued common shares of the Company, for an aggregate offering amount of up to $125 million (or the Canadian dollar equivalent).

During the three months ended June 30, 2023, the Company issued 2,213,939 common shares pursuant to the ATM Program (three months ended June 30, 2022: nil) at an average price of $1.96 per share for aggregate gross proceeds of $4.3 million, and for aggregate net proceeds of $3.7 million after the deduction of equity issuance fees of $0.7 million. During the six months ended June 30, 2023, the Company issued 4,894,060 common shares pursuant to the ATM Program (six months ended June 30, 2022: nil) at an average price of $1.93 per share for aggregate gross proceeds of $9.4 million, and for aggregate net proceeds of $8.6 million after the deduction of equity issuance fees of $0.8 million. Equity issuance fees for the six months ended June 30, 2023 were mainly related to net commissions paid ($0.1 million) to the agents under the ATM Program and legal fees ($0.7 million). Of the common shares issued during the three and six months ended June 30, 2023, the settlement of 1,287,272 common shares occurred after June 30, 2023, for which aggregate net proceeds of $2.4 million is recorded in accounts receivable as at June 30, 2023.

In connection with the 2023 Debenture Financing closed on July 19, 2023, the Company terminated its ATM Program which was set to expire in July 2024 and will therefore no longer make any sales thereunder.

Please refer to section 17.0 of this MD&A entitled “Use of Proceeds from Public Offerings” for additional details regarding the use of proceeds from the ATM Program.
Credit Agreement with Banking Syndicate

Lion is a party to a credit agreement (the “Revolving Credit Agreement”) which was entered into on August 11, 2021 with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Quebec, as amended on January 25, 2022 to increase the maximum principal amount that may become available from time to time under the revolving credit facility, subject to the borrowing base and compliance with the covenants contained under the Revolving Credit Agreement, from $100,000,000 to $200,000,000. The Revolving Credit Agreement was further amended on July 19, 2023 ("the June 2023 Amendment") to permit the incurrence of the 2023 Debenture Financing, extend the maturity of the Revolving Credit Agreement by one year to August 11, 2025, and provide for an availability block and the establishment of an interest reserve account.

The credit facility under the Revolving Credit Agreement is available for use to finance working capital and for other general corporate purposes, and available to be drawn subject to a borrowing base comprised of eligible accounts (including insured or investment grade accounts) and eligible inventory, in each case, subject to customary eligibility and exclusionary criteria, advance rates and reserves. The credit facility under the Revolving Credit Facility currently bears interest at a floating rate by reference to the Canadian prime rate or pursuant to banker’s acceptance based on the CDOR rate, if in Canadian dollars, or the U.S. base rate or Term Secured Overnight Financing Rate ("SOFR"), if in U.S. dollars, as applicable, plus the relevant applicable margin. The Revolving Credit Agreement matures on August 11, 2025. The obligations under the Revolving Credit Agreement are secured by a first priority security interest, hypothec and lien on substantially all of Lion’s and certain of its subsidiaries’ moveable property and assets (subject to certain exceptions and limitations). The Revolving Credit Agreement includes certain customary affirmative covenants, restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets and thresholds. The Revolving Credit Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Finally, the Revolving Credit Agreement also requires Lion to maintain certain financial ratios and namely, an all times tangible net worth test and a springing fixed charge coverage ratio based on a minimum availability test which may, from time to time, impact the maximum amount available under the revolving credit facility. Further, in accordance with the June 2023 Amendment, the amount available under the revolving credit facility provided under the Revolving Credit Agreement is subject to an availability block of C$10,000,000 which, upon availability dropping below 30% and so long as no default then exist or would result therefrom, may become available and be drawn to fund an interest reserve account to be made subject to the control of the administrative agent and collateral agent under the Revolving Credit Agreement. Such interest reserve account amounts can be used to pay interest under the Non-Convertible Debentures if no default or event of default shall have occurred and be continuing or shall result therefrom.

As at June 30, 2023, $100.2 million was drawn under the Revolving Credit Agreement, at weighted average all-in interest rate of 6.66%. As of the same date, the Company estimates that the total borrowing base under the Revolving Credit Agreement corresponded to approximately $124 million, which translated, after the application of the 12.5% minimum availability test related to a springing fixed charge coverage ratio, in a total remaining availability of approximately $8 million. On July 20, 2023, the Company repaid $50.2 million (CA$20.0 million and US$35,000,000) under the Revolving Credit Agreement. For further details regarding the terms and conditions of the Revolving Credit Agreement, please refer to the copy of the Revolving Credit Agreement which has been made available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

Financing Agreement with Investissement Quebec

On July 1, 2021, the Company entered into an interest-bearing secured loan agreement with Investissement Quebec (the “IQ Loan”) relating to the construction of the Lion Campus. The IQ Loan provides for financing of up to C$50,000,000. On July 19, 2023, in connection with the 2023 Debenture Financing, the IQ Loan was amended (the “IQ Loan 2023 Amendment”) to allow holders of the Non-Convertible Debentures to benefit from a second-priority hypothec on substantially all movable/personal property of the Company, subject to certain exceptions in regard to excluded assets, and a first-rank hypothec on each of the immovable/real rights related to the Company’s Innovation Center facility located in Mirabel, Quebec and battery factory equipment financed by Investissement Québec.

As part of the IQ Loan 2023 Amendment, the potential forgiveness of up to 30% of the IQ Loan subject to certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to R&D activities was replaced with certain financial penalties of up to C$3,000,000 and/or C$15,000,000 for the Company, pro-rated based on the proportion of criteria achieved and the borrowing amount relative to the C$50,000,000 maximum. Funds will be provided to the Company by way of reimbursement of a predetermined percentage of qualified expenditures incurred by the Company, such that the ultimate amount to be received by the Company from Investissement Quebec is dependent upon qualified expenditures being made by the Company in connection with the Lion Campus. The Company will conduct work, incur expenses and fund all costs from its own capital resources, and then submit claims to Investissement Quebec for reimbursement of a predetermined percentage of eligible qualified expenditures up to C$50,000,000. Disbursement by Investissement Quebec is conditional upon, among other things, the Company's compliance with certain affirmative and negative covenants as set out in the IQ Loan, including covenants relating to Company's creation and maintenance of workforce, operations and R&D activities.

The IQ Loan bears interest at a fixed rate of 4.41%, and will be repayable over a ten-year term, beginning in June 2027. The IQ Loan contains certain affirmative and negative covenants, including covenants relating to the Company’s workforce, operations and R&D activities and to the location of its head office in the Province of Quebec, as well as certain financial covenants. Following the IQ Loan 2023 Amendment and the purchase of the equipment used in the battery factory of the Company, the obligations under the IQ Loan will be secured by a second-priority hypothec on the Company's immovable (real) property rights related to the Innovation Center facility located on the Lion Campus and the equipment used in connection with the battery factory of the Company, and a hypothec on substantially all of the Company’s other movable property and assets (subject to certain exceptions and limitations as regard excluded assets) ranking after those securing the Revolving Credit Agreement, the Non-Convertible Debentures and the Finalta-CDPQ Loan Agreement. As at June 30, 2023, $19.6 million was drawn under the IQ Loan.

Financing Agreement with Strategic Innovation Fund (SIF) of the Government of Canada
On August 19, 2021, the Company entered into an unsecured non-interest bearing loan agreement with the Strategic Innovation Fund of the Government of Canada relating to the construction of the Lion Campus (the “SIF Loan”). The SIF Loan provides for financing of up to C$49,950,000, of which up to 30% is expected to be forgiven subject to certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to R&D activities. Funds will be provided to the Company by way of reimbursement of a predetermined percentage of qualified expenditures incurred by the Company, such that the ultimate amount to be received by the Company from the SIF is dependent upon qualified expenditures being made by the Company in connection with the Lion Campus. The Company will conduct work, incur expenses and fund all costs from its own capital resources, and then submit claims to the SIF for reimbursement of a predetermined percentage of eligible qualified expenditures up to C$49,950,000. Disbursement by the SIF is conditional upon, among other things, the Company's compliance with certain affirmative and negative covenants as set out in the SIF Loan, including covenants relating to Company's creation and maintenance of workforce, operations and R&D activities.

The SIF Loan is repayable over a 15-year term beginning in April 2026. The SIF Loan contains certain affirmative and negative covenants, including relating to the Company’s workforce, operations and R&D activities and to the location of its head office. As at June 30, 2023, $17.6 million was drawn under the SIF Loan, of which $11.9 million was recorded as long-term debt.
Finalta-CDPQ Loan Agreement
On November 8, 2022, Lion entered into the Finalta-CDPQ Loan Agreement with Finalta, as lender and administrative agent, and Caisse de dépôt et placement du Québec (through one of its subsidiaries), as lender, to finance certain refundable tax credits and grants under government programs. The Finalta-CDPQ Loan Agreement provides for a loan facility of up to a principal amount of C$30 million ($22.2 million) and bears interest at the rate of 10.95% per annum. The obligations thereunder are secured by a first priority security interest, hypothec and lien in certain tax credits and government grants and a subordinate security interest, hypothec and lien in substantially all other movable property and assets. The Finalta-CDPQ Loan Agreement matures on November 6, 2024. The Finalta-CDPQ Loan Agreement includes certain customary restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets, and thresholds. The Finalta-CDPQ Loan Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Upon the occurrence and during the continuance of an event of default, the lenders would be entitled to demand the immediate repayment of all amounts owing to them under the Finalta-CDPQ Loan Agreement and/or the lenders may exercise their other rights, remedies and/or recourses.
A portion of the advances made under the Finalta-CDPQ Loan Agreement was used to repay in full the Company’s previous credit facilities entered into with Finalta on May 6, 2021 (the “Previous Finalta Credit Facilities”), under which approximately $9.8 million was outstanding. All previous hypothecs and other liens relating to the Previous Finalta Credit Facilities were discharged upon repayment thereof. As of June 30, 2023, $22.7 million (C$30 million) was drawn under the Finalta-CDPQ Loan Agreement.
Equipment Financing
On September 27, 2022, Lion entered into a lease financing agreement with BMO Harris Bank N.A. to finance a portion of the purchase of the Company's automated guided vehicles (AGVs) for the Joliet Facility. The lease financing is for a maximum principal amount of $10 million and bears interest at a rate of 6.4% per year. It also provides for a five-year lease term beginning in 2023 and it includes an early purchase option after year four.

Credit facility for the supplier payment program
On February 8, 2023, the Company entered into a financing offer with National Bank of Canada with respect to a credit facility (the "Credit Facility") to finance the Company's accounts payable related to goods or services purchased in the normal course of its operations. The Credit Facility is insured by Export Development Canada ("EDC") and provides for financing of up to $5,000,000. Each term loan drawn under the Credit Facility has a period of minimum 30 days and a maximum of 120 days. The Credit Facility is subject to an annual review and may be cancelled by National Bank of Canada at any time. The Credit Facility bears interest at a floating rate by reference to SOFR for a comparable period, plus the relevant credit adjustment spread. As at June 30, 2023, $5.0 million was drawn under the Credit Facility.
Off-Balance Sheet Arrangements
During the periods presented, Lion did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Contractual Obligations
As disclosed in Notes 7 and 24 to its annual audited consolidated financial statements for the years ended December 31, 2022 and 2021, Lion enters into contractual obligations that will require it to disburse cash over future periods. In the normal course of business, the Company enters into purchasing agreements with suppliers related to raw material used in the manufacturing of vehicles, including purchase commitments to third party suppliers related to raw material and components used in the manufacturing of vehicles (including commitments under the four-year supply agreement entered into by Lion in November 2022 for the supply of lithium-ion battery cells). These agreements are usually entered into before production begins and may specify a fixed or variable quantity of material to be purchased, at a fixed or variable price. Due to the uncertainty as to the amount and pricing of material that may be purchased, the Company is generally not able to determine with precision its commitments in connection with these supply agreements. In addition, in connection with its various projects, including the Joliet Facility and Lion Campus, the Company enters into purchase and other commitments related to capital expenditures, as disclosed in section 8.0 of this MD&A, entitled "Operational Highlights."

Disclosure of Outstanding Share Data
As of August 2, 2023, the Company had the following issued and outstanding shares, warrants, convertible debentures, stock options, restricted share units (“RSUs”), and deferred share units ("DSUs"):
•226,184,932 common shares, which are listed on the TSX and on the NYSE under the symbol LEV;
•27,111,323 Business Combination Warrants, which are listed on the TSX and on the NYSE under the symbols "LEV.WT" and “LEV WS,” respectively;
•22,637,795 2022 Warrants, which are listed on the TSX and on the NYSE under the symbols "LEV.WT.A" and “LEV WSA,” respectively;
•22,500,000 July 2023 Warrants, entitling the holder to purchase, at any time starting January 19, 2024 until July 19, 2028, 22,500,000 common shares in the aggregate at an exercise price of C$2.81 per common share;
•the Specified Customer Warrant which, if and when fully vested, will be exercisable for up to 35,350,003 common shares upon an exercise on a cash basis (see section 13.0 of this MD&A, entitled “Components of Results of Operations—Change in Fair Value of Share Warrant Obligations”). The portion of the Specified Customer Warrant which was vested as of August 2, 2023 was exercisable for 5,302,511 common shares;
•Convertible Debentures with an aggregate principal amount of $74,005,000, bearing interest at 13% per annum compounded on a monthly basis when not paid in cash (otherwise not compounded), convertible at any time until July 19, 2028 into common shares at a conversion price of US$2.58 per common share;
•stock options to purchase 11,050,933 common shares;
•1,086,617 RSUs and 525,433 DSUs, each of which can be settled in cash and/or in common shares purchased on the open market or issued from treasury, at the discretion of Lion’s Board of Directors.
17.0     Use of Proceeds from Public Offerings
The December 2022 Offering resulted in aggregate net proceeds to the Company of approximately $52.3 million ($45.3 million in December 2022 and $7 million in January 2023 as a result of the exercise of the over-allotment option which closed on January 17, 2023). In addition, the Company has raised approximately $38.0 million on a net basis under its ATM Program since the implementation of the Program in June 2022 (approximately $1.6 million in the three months ended June 30, 2023 and approximately $6.2 million in the six months ended June 30, 2023). See “Liquidity and Capital Resources” under section 16.0 of this MD&A entitled “Liquidity and Capital Management.”
As per the disclosure made in the Company’s prospectus supplements dated December 12, 2022 and June 15, 2022, the principal reasons for the sale of securities under the December 2022 Offering and the

ATM Program were to increase the Company’s cash balance and financial flexibility, and the net proceeds were intended to be used to strengthen the Company’s financial position, and allow it to continue to pursue its growth strategy, including the Company’s capacity expansion projects in Joliet, Illinois and Mirabel, Quebec.

As of June 30, 2023, Lion had a cash balance of $44.2 million, representing a decrease of approximately $44.1 million when compared to December 31, 2022. In addition to proceeds from the December 2022 Offering and the ATM Program, the Company has generated cash from the sale of its products and services. During the six months ended June 30, 2023, the Company generated revenue of $112.7 million, and incurred an operating loss of approximately $38.6 million.

During the six months ended June 30, 2023, the Company incurred approximately $11 million and $28 million in connection with the construction and establishment of manufacturing operations at the Joliet Facility and Lion Campus, respectively. During the six months ended June 30, 2023, the Company drew $8.7 million under the IQ Loan and $8.0 million under the SIF Loan to reimburse eligible expenses made in connection with the construction and establishment of manufacturing operations at the Lion Campus. See section 8.0 of this MD&A entitled “Operational Highlights” for more information on the Joliet Facility and Lion Campus, including capital expenditures incurred to date.
Based on the foregoing, no changes were made to the intended use of the net proceeds from the December 2022 Offering and the ATM Program described in the Company’s prospectus supplements dated December 12, 2022 and June 15, 2022, and all of the net proceeds were deployed in accordance with such intended use.
In connection with the closing of the 2023 Debenture Financing, in July 2023, the Company terminated its ATM Program which was set to expire in July 2024 and will therefore no longer make any sales thereunder.

18.0     Financial Risk Management

Lion's financial instruments, divided into financial assets and financial liabilities, are measured at the end of each period at fair value or amortized costs using the effective interest method depending on their classification determined by IFRS. By nature, financial liabilities are exposed to liquidity risk whereas financial assets are exposed to credit risk. Additionally, Lion's financial instruments and transactions could be exposed to currency and interest rate risk. While Lion may enter into hedging contracts from time to time to reduce exposure to certain of these risks, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Lion does not actively engage in the trading of financial assets for speculative purposes, nor does it write options. Furthermore, Lion does not currently have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.

Liquidity Risk

Liquidity risk is the risk that Lion might be unable to meet its obligations related to its financial liabilities. During fiscal 2022 and the first half of fiscal 2023, Lion explored and evaluated different financing alternatives to strengthen its financial position and allow it to continue to pursue its growth strategy, which ultimately resulted in the Company establishing its ATM Program in June 2022 and raising funds under the December 2022 Offering and the 2023 Debenture Financing. Lion’s ability to access additional capital in the future if and when needed is not assured and, if capital is not available to Lion when and in the amounts needed, Lion could be required to delay, scale back or abandon all or part of its growth strategy, including additions to its current manufacturing facility in Saint-Jerome, as well as the expenditures relating to its expansion projects, including the Joliet Facility and Lion Campus. See section

16.0 of this MD&A entitled “Liquidity and Capital Resources” and section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2022 and 2021.

Credit Risk
Lion is exposed to credit risk by granting receivables to its customers. With respect to customers, Lion’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized on the consolidated statement of financial position. Lion continuously monitors defaults of customers and other counterparties, identified either individually or by group, and incorporates this information into its credit risk controls. Where available at reasonable cost, external credit ratings and/or reports on customers and other counterparties are obtained and used. Lion’s policy is to deal only with creditworthy counterparties. Lion’s management considers that all the financial assets that are not impaired or past due are of good credit quality. Lion has not experienced material credit losses to date.
Currency Risk
While Lion presents its financial statements in U.S. dollars, the functional currency of the parent company and its subsidiaries is the Canadian dollar, except for Northern Genesis Acquisition Corp., The Lion Electric Co USA Inc., and Lion Electric Manufacturing USA Inc., whose functional currencies are the US dollar. Lion is exposed to currency risk due to cash, trade and other receivables, borrowings, warrant liabilities, and trade and other payables denominated in a foreign currency, being primarily the U.S. dollar.
Interest Rate Risk
Lion is exposed to interest rate risk with respect to financial assets and liabilities bearing fixed and variable interest rates as described in section 16.0 of this MD&A entitled "Liquidity and Capital Resources."
19.0     Accounting Policies, Accounting Estimates and Judgments, and New Accounting Standards Not Yet Applied
Lion's significant accounting policies are described in Note 3 to its annual audited consolidated financial statements for the years ended December 31, 2022 and 2021. The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant Management Judgments in Applying Accounting Policies
The following are significant judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•Accounting treatment of business combination
•Capitalization of internally developed intangible assets; and
•Recognition of deferred tax assets.
Key Sources of Estimation Uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities are as follows:
•Tax credits receivable;
•Impairment of non-financial assets;
•Leases;
•Useful lives of depreciable assets;
•Inventories; and
•Fair value measurement of share-based compensation and share warrant obligations.
For a more detailed discussion on these areas requiring the use of management estimates and judgments, please refer to Note 3 to Lion's annual audited consolidated financial statements for the years ended December 31, 2022 and 2021.

Initial application of new accounting standards and interpretations in the reporting standards
Amendments to IAS 1, Presentation of Financial Statements an IFRS Practice Statement 2, Making Materiality Judgement
On February 11, 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgement, to provide guidance in determining which accounting policy to disclose. The amendments require entities to disclose material accounting policies rather than significant policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements. In assessing the materiality of accounting policy information, entities need to consider both size of the transaction, other events or conditions and the nature of them, even if the related amounts are immaterial. The adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.
Amendments to IAS 8, Accounting Policies, Change in Accounting Estimates and Errors
On February 11, 2021, the IASB issued amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify how to distinguish changes in accounting policies, which must be applied retrospectively, from changes in accounting estimate, which are accounted for prospectively. The amendments clarify the definition of accounting estimates as "monetary amounts in the financial statements that are subject to measurement uncertainty". The amendments clarify that a change in accounting estimate is a change in input or a change in a measurement technique used to develop an accounting estimate, if they do not result in the correction of a prior period error. The adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.
Amendments to IAS 12, Income Taxes
On May 6, 2021, the IASB released Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12). The amendment relates to the recognition of deferred tax when an entity accounts for transactions, such as leases or decommissioning obligations, by recognizing both an asset and a liability. The objective of this amendment is to narrow the initial recognition exemption in paragraphs 15 and 24 of IAS 12, so that it would not apply to transactions that give rise to both taxable and deductible temporary differences, to the extent the amounts recognized for the temporary differences are the same. The adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.

Amendments to IFRS 16, Leases
On September 22, 2022, the IASB issued an amendment to IFRS 16, Leases to clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendment requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The early adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.

Amendments to IAS 7, Statement of Cash Flow and IFRS 7, Financial Instruments : Disclosures
On May 25, 2023, the IASB issued an amendment to IAS 7, Statement of Cash Flow and IFRS 7, Financial Instruments: Disclosures to add qualitative and quantitative disclosure requirements to allow user to assess how supplier finance arrangement affect an entity’s liabilities, cash flows and liquidity risk. The amendments to IAS 7 will become effective for annual reporting periods beginning on or after January 1, 2024 and the amendments to IFRS 7 when it applies the amendments to IAS 7. Earlier application is permitted. The Company made the election to early adopt the amendments as of June 30, 2023 and disclose the additional information in the Company's financial statements.

New Accounting Standards Not Yet Applied
New accounting standards not yet applied are described in Note 3 to the Company's annual audited consolidated financial statements for the years ended December 31, 2022, and 2021.
At the date of authorization of the unaudited condensed interim consolidated financial statements, several other new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Group.
Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current period have not been disclosed as they are not expected to have a material impact on the Group’s financial statements.
20.0     Emerging Growth Company Status
As defined in Section 102(b)(1) of the JOBS Act, Lion is an emerging growth company (“EGC”). As such, Lion is eligible for and relies on certain exemptions and reduced reporting requirements provided by the JOBS Act, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act and the exemption from certain more stringent executive compensation disclosure rules.

Lion will remain an EGC under the JOBS Act until the earliest of (i) the last day of the fiscal year in which it has total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (ii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period, (iii) the last day of the fiscal year following the fifth anniversary of the date of the closing of the Business Combination or (iv) when it has qualified as a “large accelerated filer,” which refers to when it (1) has an aggregate worldwide market value of voting and non-voting shares of common equity securities held by non-affiliates of $700 million or more, as of the last business day of its most recently completed second fiscal quarter, (2) has been subject to the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least twelve calendar months, (3) has filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, and (4) is not eligible to use the requirements for “smaller reporting companies,” as defined in the Exchange Act.

21.0     Internal Control over Financial Reporting
Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Founder and Executive Vice-President and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of June 30, 2023, the end of the periods covered by this MD&A. Based on this evaluation, the Company's Chief Executive Officer and Founder and Executive Vice-President and Chief Financial Officer have concluded that as of June 30, 2023, the end of the periods covered by this report, the Company's disclosure controls and procedures were effective.
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting
Under the supervision and with the participation of the Company's Chief Executive Officer and Founder and its Executive Vice President and Chief Financial Officer, management has determined that there have been no changes in the Company's internal control over financial reporting that occurred during the quarter ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
22.0    Foreign Private Issuer Status
Lion qualifies as a “foreign private issuer” as defined under SEC rules. As long as Lion continues to qualify as a foreign private issuer under SEC rules (even if Lion no longer qualifies as an EGC), Lion will be exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:
•the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;
•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and
•the selective disclosure rules by issuers of material non-public information under Regulation FD.
Lion may take advantage of these exemptions until such time as Lion no longer qualifies as a foreign private issuer. Lion would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States.
Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules. In addition, because Lion qualifies as a foreign private issuer under SEC rules, Lion is permitted to follow the corporate governance practices of Canada (the jurisdiction in which Lion is organized) in lieu of certain NYSE corporate governance requirements that would otherwise be applicable to Lion, including with respect to certain independence criteria as well as the composition of board committees.

Additional Information

Additional information relating to Lion is available on SEDAR+ at www.sedarplus.com and on Edgar at www.sec.gov.